UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

AENZA S.A.A. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS (UNAUDITED)

(Free translation from the original in Spanish)

AENZA S.A.A. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2024 AND FOR THE THREE AND SIX-MONTH PERIODS THEN ENDED (UNAUDITED)

S/	=	Peruvian Sol
US$	=	United States dollar

- i -

AENZA S.A.A. and Subsidiaries

Interim Condensed Consolidated Statement of Financial Position

As of December 31, 2023, and June 30, 2024

		As of	As of
		December 31,	June 30,
In thousands of soles	Note	2023	2024
Assets
Current assets
Cash and cash equivalents	9	1,003,888	765,845
Trade accounts receivable, net	10	1,061,801	1,093,646
Accounts receivable from related parties	11	15,443	14,588
Other accounts receivable, net	12	348,072	635,543
Inventories, net	13	360,497	363,441
Prepaid expenses		29,098	22,524
Total current assets		2,818,799	2,895,587

Non-current assets
Trade accounts receivable, net	10	768,971	777,072
Accounts receivable from related parties	11	528,285	545,099
Other accounts receivable, net	12	311,404	252,286
Inventories, net	13	70,282	70,363
Prepaid expenses		14,081	3,968
Investments in associates and joint ventures	14	12,747	13,227
Investment property, net	15	58,260	56,377
Property, plant and equipment, net	15	307,165	302,826
Right-of-use assets, net	15	36,295	30,143
Intangible assets and goodwill, net	15	752,456	725,104
Deferred tax asset	22	255,763	253,643
Total non-current assets		3,115,709	3,030,108

Total assets		5,934,508	5,925,695

AENZA S.A.A. and Subsidiaries

Interim Condensed Consolidated Statement of Financial Position

As of December 31, 2023, and June 30, 2024

		As of	As of
		December 31,	June 30,
In thousands of soles	Note	2023	2024
Liabilities
Current liabilities
Borrowings	16	516,029	107,255
Bonds	17	81,538	94,932
Trade accounts payable	18	1,164,266	993,806
Accounts payable to related parties	11	44,372	57,676
Current income tax		38,398	17,233
Other accounts payable	19	608,828	578,738
Other provisions	20	117,086	116,631
Total current liabilities		2,570,517	1,966,271

Non-current liabilities
Borrowings	16	306,678	300,622
Bonds	17	741,387	1,401,338
Trade accounts payable	18	4,001	211
Accounts payable to related parties	11	28,564	29,204
Other accounts payable	19	509,311	510,942
Other provisions	20	98,067	105,269
Deferred tax liability	22	188,694	193,830
Total non-current liabilities		1,876,702	2,541,416
Total liabilities		4,447,219	4,507,687

Equity
Capital	21	1,371,965	1,371,965
Other reserves		(68,440)	(73,004)
Retained earnings		(41,148)	(108,037)
Equity attributable to controlling interest in the Company		1,262,377	1,190,924
Non-controlling interest	29	224,912	227,084
Total equity		1,487,289	1,418,008
Total liabilities and equity		5,934,508	5,925,695

The accompanying notes are part of the consolidated financial statements.

AENZA S.A.A. and Subsidiaries

Interim Condensed Consolidated Statement of Profit or Loss

For the periods ended June 30, 2023, and 2024

		For the three-month period		For the six-month period
		ended June 30,		ended June 30,
In thousands of soles	Note	2023	2024	2023	2024
Revenue
Revenue from construction activities		589,395	547,282	1,038,038	1,093,265
Revenue from services provided		259,763	253,942	516,343	532,576
Revenue from real estate and sale of goods		187,763	169,992	332,678	342,660
Total revenue from ordinary activities arising from contracts with customers	23	1,036,921	971,216	1,887,059	1,968,501
Cost
Cost of construction activities		(561,255)	(535,388)	(1,019,147)	(1,082,189)
Cost of services provided		(201,509)	(186,615)	(399,933)	(379,957)
Cost of real estate and sale of goods		(139,871)	(133,176)	(252,771)	(262,319)
Cost of sales and services	24	(902,635)	(855,179)	(1,671,851)	(1,724,465)
Gross profit		134,286	116,037	215,208	244,036
Administrative expenses	24	(57,060)	(54,691)	(102,923)	(104,464)
Other income and expenses	25	568	574	1,001	(456)
Operating profit		77,794	61,920	113,286	139,116
Financial expenses	26.A	(44,625)	(58,162)	(86,437)	(118,520)
Financial income	26.A	8,132	5,726	26,164	13,275
Interests for present value of financial asset or liability	26.B	6,357	(12,434)	20,163	(14,739)
Share of the profit or loss of associates and joint ventures accounted for using the equity method	14	792	822	1,656	1,630
Profit before income tax		48,450	(2,128)	74,832	20,762
Income tax expense	27	(40,032)	(35,600)	(72,413)	(58,025)
Profit (loss) for the period		8,418	(37,728)	2,419	(37,263)

Profit (loss) attributable to:
Controlling interest in the Company		(5,174)	(51,349)	(22,562)	(66,889)
Non-controlling interest		13,592	13,621	24,981	29,626
		8,418	(37,728)	2,419	(37,263)

Loss per share attributable to controlling interest in the Company during the period	31	(0.004)	(0.038)	(0.019)	(0.049)
Diluted loss per share attributable to controlling interest in the Company during the period	31	(0.004)	(0.038)	(0.019)	(0.049)

The accompanying notes are part of the consolidated financial statements.

AENZA S.A.A. and Subsidiaries

Interim Condensed Consolidated Statement of Other Comprehensive Income

For the periods ended June 30, 2023, and 2024

	For the three-month period		For the six-month period
In thousands of soles	ended June 30,		ended June 30,
	2023	2024	2023	2024
Profit (loss) for the period	8,418	(37,728)	2,419	(37,263)
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Foreign currency translation adjustment, net of tax	9,001	(9,160)	9,173	(4,575)
Exchange difference from net investment in a foreign operation, net of tax	(243)	-	79	(1)
Other comprehensive income for the period, net of tax	8,758	(9,160)	9,252	(4,576)
Total comprehensive income for the period	17,176	(46,888)	11,671	(41,839)
Comprehensive income attributable to:
Controlling interest in the Company	2,693	(60,458)	(13,345)	(71,453)
Non-controlling interest	14,483	13,570	25,016	29,614
	17,176	(46,888)	11,671	(41,839)

The accompanying notes are part of the consolidated financial statements.

AENZA S.A.A. and Subsidiaries

Interim Condensed Consolidated Statement of Changes in Equity

For the periods ended June 30, 2023, and 2024

		Number of								Non-
		shares in		Legal	Voluntary	Share	Other	Retained		controlling
In thousands of soles	Note	thousands	Capital	reserve	reserve	premium	reserves	earnings	Total	interest	Total
Balances as of January 1, 2023		1,196,980	1,196,980	132,011	29,974	1,142,092	(97,191)	(1,342,362)	1,061,504	284,502	1,346,006
Profit (loss) for the period		-	-	-	-	-	-	(22,562)	(22,562)	24,981	2,419
Foreign currency translation adjustment		-	-	-	-	-	9,138	-	9,138	35	9,173
Exchange difference from net investment in a foreign operation		-	-	-	-	-	79	-	79	-	79
Comprehensive income of the period		-	-	-	-	-	9,217	(22,562)	(13,345)	25,016	11,671
Transactions with shareholders:
Dividend distribution	30	-	-	-	-	-	-	-	-	(50,735)	(50,735)
Acquisition of (profit distribution to) non-controlling interests, net		-	-	-	-	-	-	-	-	(9,889)	(9,889)
Total transactions with shareholders		-	-	-	-	-	-	-	-	(60,624)	(60,624)
Balances as of June 30, 2023		1,196,980	1,196,980	132,011	29,974	1,142,092	(87,974)	(1,364,924)	1,048,159	248,894	1,297,053
Balances as of January 1, 2024		1,371,965	1,371,965	-	-	-	(68,440)	(41,148)	1,262,377	224,912	1,487,289
Profit (loss) for the period		-	-	-	-	-	-	(66,889)	(66,889)	29,626	(37,263)
Foreign currency translation adjustment		-	-	-	-	-	(4,564)	-	(4,564)	(11)	(4,575)
Exchange difference from net investment in a foreign operation		-	-	-	-	-	-	-	-	(1)	(1)
Comprehensive income of the period		-	-	-	-	-	(4,564)	(66,889)	(71,453)	29,614	(41,839)
Transactions with shareholders:
Dividend distribution	30	-	-	-	-	-	-	-	-	(24,618)	(24,618)
Acquisition of (profit distribution to) non-controlling interests, net		-	-	-	-	-	-	-	-	(2,824)	(2,824)
Total transactions with shareholders		-	-	-	-	-	-	-	-	(27,442)	(27,442)
Balances as of June 30, 2024		1,371,965	1,371,965	-	-	-	(73,004)	(108,037)	1,190,924	227,084	1,418,008

The accompanying notes are part of the consolidated financial statements.

AENZA S.A.A. and Subsidiaries

Interim Condensed Consolidated Statement of Cash Flows

For the periods ended June 30, 2023, and 2024

		For the three-month period		For the six-month period
		ended June 30,		ended June 30,
In thousands of soles	Note	2023	2024	2023	2024

Operating activities
Profit (loss) before income tax		48,450	(2,128)	74,832	20,762
Adjustments to profit not affecting cash flows from operating activities:
Depreciation	15	17,442	14,874	35,378	28,494
Amortization of intangible assets	15	39,775	34,848	75,061	66,105
Reversal of impairment of inventories		(385)	-	-	-
Impairment (reversal) of accounts receivable and other accounts receivable		4,522	(9)	2,180	110
Debt condonation		-	-	(192)	-
Impairment of property, plant and equipment		1,309	-	1,318	-
Other provisions		3,067	4,393	9,122	10,070
Financial expense, net		16,564	78,739	46,797	123,526
Insurance recovery		-	(51)	-	(75)
Share of the profit and loss of associates and joint ventures accounted for using the equity method	14	(792)	(822)	(1,656)	(1,630)
Reversal of provisions		(1,255)	(731)	(4,726)	(1,300)
Reversal of disposal of assets		(723)	(137)	(1,258)	(666)
(Profit) loss on sale of property, plant and equipment and intangible assets		1,301	(2,549)	881	(3,036)
(Profit) loss on remeasurement of accounts receivable and accounts payable		(7,781)	12,533	(20,322)	14,838
Net variations in assets and liabilities:
Trade accounts receivable		(34,412)	40,870	1,720	(39,955)
Other accounts receivable		7,825	(61,900)	(16,060)	(49,167)
Other accounts receivable from related parties		16,090	(19,585)	(7,313)	(16,750)
Inventories		(1,538)	(8,783)	(46,094)	(2,508)
Prepaid expenses and other assets		11,292	18,109	(15,690)	23,626
Trade accounts payable		16,370	(69,266)	(8,799)	(188,411)
Other accounts payable		86,817	(69,576)	147,163	(31,785)
Other accounts payable to related parties		(25,772)	17,343	(5,615)	17,078
Other provisions		(1,734)	(3,610)	(4,960)	(4,855)
Interest paid		(38,120)	(131,611)	(79,532)	(172,206)
Payments for purchases of intangible assets - Concessions		-	(1,198)	-	(2,904)
Income tax paid		(26,771)	(41,086)	(88,474)	(74,625)
Net cash provided by (applied to) operating activities		131,541	(191,333)	93,761	(285,264)
Investing activities
Proceeds from sale of property, plant and equipment and intangible assets		-	5,239	1,043	5,955
Interest received		7,047	5,703	13,782	13,223
Dividends received		3,652	1,145	3,652	1,145
Acquisition of investment property		-	-	(2)	(51)
Acquisition of intangible assets		(37,572)	(33,588)	(85,374)	(40,169)
Acquisition of property, plant and equipment		(10,282)	(8,840)	(22,311)	(18,881)
Net cash applied to investing activities		(37,155)	(30,341)	(89,210)	(38,778)
Financing activities
Borrowing received		40,926	29,280	171,066	70,269
Bonds issued
Amortization of borrowings received		(35,969)	(439,244)	(104,793)	(493,312)
Amortization of bonds issued		(16,051)	(20,028)	(33,845)	(38,092)
Payment for debt transaction costs		1,819	(21,062)	(17)	(21,261)
Dividends paid to non-controlling interest		(22,256)	(4,197)	(47,044)	(14,851)
Cash received (return of contributions) from non-controlling shareholders		(673)	(4,000)	(9,889)	(4,000)
Net cash provided by (applied to) financing activities		(32,204)	(459,251)	(24,522)	(501,247)
Net increase (decrease) in cash		62,182	(680,925)	(19,971)	(825,289)
Exchange difference		3,463	4,651	(6,358)	1,079
Cash and cash equivalents at the beginning of the period		825,580	855,952	917,554	1,003,888
Cash and cash equivalents at the end of the period	9	891,225	179,678	891,225	179,678
Non-cash transactions:
Capitalization of interests		99	248	290	517
Dividends declared to non-controlling interest		-	17,852	-	17,852
Acquisition of right-of-use assets		985	1,879	2,669	2,375
Transfer to restricted funds		-	193,647	-	193,647

The accompanying notes are part of the consolidated financial statements.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

1.	General Information

A. Incorporation and operations

AENZA S.A.A. (hereinafter the “Company” or “AENZA”) is the parent Company of the AENZA Corporation, which comprise the Company and its subsidiaries (hereinafter, the “Corporation”) and is mainly engaged in holding investments in its subsidiaries. Additionally, the Company provides specialized management consulting services and operational leasing of offices to the companies of the Corporation. The Company registered office is at Av. Petit Thouars N° 4957, Miraflores, Lima.

The Corporation is a conglomerate of companies with operations including different business activities, the most significant are engineering and construction, energy, infrastructure (public concession ownership and operation) and real estate businesses. See details of operating segments in note 7.

B. Authorization for Financial Statements Issuance

The interim condensed consolidated financial statements for the period ended June 30, 2024, have been authorized by Management and the Board of Directors on July 24, 2024.

The consolidated financial statements for the year ended December 31, 2023 were approved by the General Shareholders’ Meeting on March 27, 2024.

C. Compliance with laws and regulations

As a result of the investigations into the cases known as Club de la Construccion and Lava Jato, AENZA has entered into an effective collaboration process. On September 15, 2022, the Plea Agreement (the Agreement), was entered into between the Public Prosecutor’s Office, the Attorney General’s Office and the Company, whereby AENZA accepted they were utilized by certain former executives to commit illicit acts in a series of periods until 2016 and committed to pay a civil penalty to the Peruvian Government of approximately S/488.9 million (approximately S/333.3 million and US$40.7 million). Agreement was homologated by judgment dated August 11, 2023 and entered into force with its consent, which was notified to AENZA on December 11, 2023.

According to the Agreement, payment shall be made within twelve (12) years at a legal interest rate in soles and dollars (3.1% and 1.9% annual interest as of June 30, 2024, respectively). The Company also undertakes to establish a series of guarantees through a trust composed of: i) a trust agreement that includes shares issued by a subsidiary of the Company, ii) mortgage on a property owned by the Company, and iii) a guarantee account with funds equivalent to the annual installment for the following year. Among other conditions, the Agreement includes a restriction for AENZA and subsidiaries Cumbra Peru S.A. and UNNA Transporte S.A.C. to participate in public infrastructure and construction, and road maintenance contracts for two (2) years from the approval of the Agreement. The other member companies of the Corporation are not subject to any impediment or prohibition to contract with the Peruvian Government.

On December 27, 2023, the initial installment of the Civil Compensation was paid to the Peruvian Government for S/10.3 million and US$1.2 million. As of June 30, 2024, the balance amounts to S/480.9 million (S/469.8 million as of December 31, 2023) (see note 19.a).

Pursuant to the provisions of the Agreement that excludes AENZA from the scope of Law 30737, the company has requested the Ministry of Justice to exclude it from the Lists of Category 2 and 3 Subjects provided for in said law.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

D. NYSE Delisting and SEC Deregistration of the ADSs issued by AENZA.

On October 31, 2023, AENZA’s Board of Directors decided to initiate the delisting process of shares, represented by American Depositary Securities (ADSs), on the New York Stock Exchange (NYSE), and the deregistration process of such instruments with the Securities and Exchange Commission of the United States of America (SEC) and the termination of the ADS Program.

In the opinion of Management and the Board of Directors, this decision will generate efficiencies for the Company, considering the low liquidity of the ADSs and the high annual costs of NYSE listing and SEC registration, and will not affect the Company’s long-term plans. AENZA’s shares will continue to be listed on the Lima Stock Exchange (BVL).

December 7, 2023, was the last day of trading of the ADSs on the NYSE. AENZA will file a Form 15F with the SEC to terminate its obligations under Section 13(a) and 15(d) of the U.S. Securities Act of 1933 upon compliance with the requirements of such legislation.

2.	Basis of preparation and Summary of Material Accounting Policies

The interim condensed consolidated financial statements for the period ended June 30, 2024, have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The interim condensed consolidated financial statements provide comparative information regarding prior year; however, they do not include all the information and disclosures required in the consolidated financial statements, so they must be read together with the annual consolidated financial statements, which have been prepared in accordance with International Standards of Financial Information (hereinafter “IFRS”). The interim condensed consolidated financial statements are presented in thousands of Peruvian Soles S/(000), unless otherwise stated.

Management continues to have a reasonable expectation that the Corporation has adequate resources to continue in operation for a reasonable period of time and that the going concern basis of accounting remains appropriate. Management believes that there are no material uncertainties that may cause significant doubt about this assumption, and that there is a reasonable expectation that the Corporation has adequate resources to continue operations for the expected future, and not less than 12 months from the end of the reporting period.

The accounting policies used in the preparation of these interim condensed consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statements as of December 31, 2023.

3.	Standards, amendments, and interpretation adopted by the Corporation

Standards, amendments and interpretation that have entered in force as of January 1, 2024, have not had impact on the interim condensed consolidated financial statements as of June 30, 2024, and for this reason they have not been disclosed. The Corporation has not adopted in advance any amendment and modification that are not yet effective.

4.	Financial Risk Management

The Corporation’s Management is responsible for managing financial risks. The corporation Management manages the general administration of financial risks such risks include currency risk, price risk, fair-value and cash-flow interest rate risks, credit risk, the use of derivative and non-derivative financial instruments, and investment of liquidity surplus, as well as financial risks; all of which are regularly supervised and monitored.

A. Financial risk factors

The Corporation’s activities expose it to a variety of financial risks: market risks (including currency risk, price risk, fair-value and cash-flow interest rate risks), credit risk, and liquidity risk.

The Corporation’s general program for risk management is mainly focused on financial market unpredictability and seeks to minimize potential adverse effects on the Corporation’s financial performance.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

a) Market risks

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market prices involve four types of risk: interest rate risk, exchange rate risk, commodity price risk and other price risks. Financial instruments affected by market risk include bank deposits, trade accounts receivable, other accounts receivable, other financial liabilities, bonds, trade accounts payable, other accounts payable and accounts receivable from and payable to related parties.

i) Currency risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will be reduced by adverse fluctuations in exchange rates. Management is responsible for identifying, measuring, controlling and reporting the exposure to foreign exchange risk.

The Corporation is exposed to foreign exchange risk arising from local transactions in foreign currencies and from its foreign operations. As of December 31, 2023 and June 30, 2024, this exposure is focused mainly on fluctuations of the U.S. dollar, Chilean peso, and Colombian peso. The Corporation’s management monitors this risk by analyzing the country’s macroeconomic variables.

The balances of financial assets and liabilities denominated in foreign currencies correspond to balances in U.S. Dollars, Chilean pesos and Colombian pesos, which are stated exchange rate published on that date, according to the currency type:

	As of December 31,		As of June 30,
	2023		2024
	Buy	Sale	Buy	Sale
U.S. Dollars (a)	3.705	3.713	3.827	3.837
Chilean Peso (b)	0.004224	0.004233	0.004053	0.004063
Colombian Peso (c)	0.000969	0.000971	0.000923	0.000925

(a)	U.S. Dollar as published by the Superintendencia de Bancos, Seguros y Administradoras de Fondos de Pensiones (hereinafter “SBS”).
(b)	Chilean peso as published by the Banco Central de Chile.
(c)	Colombian peso as published by Banco de la Republica de Colombia.

The consolidated statement of financial position as of December 31, 2023 and June 30, 2024, includes the following:

	As of	As of
	December 31,	June 30,
In thousands of US dollars	2023	2024
Assets
Cash and cash equivalents	105,542	78,643
Trade accounts receivable, net	174,305	161,724
Accounts receivable from related parties	142,435	142,435
Other accounts receivable	85,535	134,731
	507,817	517,533

Liabilities
Borrowings	(213,821)	(98,220)
Bonds	(3,890)	(178,594)
Trade accounts payable	(152,383)	(152,828)
Accounts payable to related parties	(3,504)	(3,641)
Other accounts payable	(64,277)	(68,027)
Other provisions	(2,032)	(2,032)
	(439,907)	(503,342)

The Corporation assumes foreign exchange risk because it does not use derivative financial instruments to mitigate exchange rate fluctuations.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

For the periods ended June 30, 2023 and 2024, the Corporation’s exchange gains and losses (see note 26.A):

In thousands of soles	2023	2024
Gain	140,690	21,976
Loss	(128,311)	(41,276)
	12,379	(19,300)

The consolidated statement of changes in equity comprises a foreign currency translation adjustment originated by its subsidiaries. The consolidated statement of financial position includes the following assets and liabilities in its currency (in thousands):

	As of December 31,		As of June 30,
	2023		2024
	Assets	Liabilities	Assets	Liabilities
Chilean Peso	37,715,040	53,101,695	34,685,059	36,957,835
Colombian Peso	183,305,679	125,307,739	188,387,215	137,482,759

ii) Price risk

The Corporation is exposed to the risk of hydrocarbon price fluctuations which impacts on the selling price of the products that it commercializes, which are significantly affected by changes in global economic conditions, resource availability, and the cycles of related industries. Management considers reasonable these possible fluctuations in the hydrocarbons prices, based in the Corporation´s economic market environment.

iii) Fair-value and cash flow interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

The Corporation’s interest rate risk arises mainly from its long-term borrowings. Variable rate long-term financial liabilities expose the Corporation to cash-flow interest rate risk. Fixed-rate financial liabilities expose the Corporation to fair-value interest rate risk.

The Corporation assumes the interest rate risk, due to they do not use financial derivative instruments for mitigate variations in the interest rate risk.

b) Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or commercial contract, resulting in a financial loss.

Credit risk for the Corporation arises from its operating activities due to credit exposure to customers and from its financial activities, including deposits with banks and financial institutions, foreign exchange transactions, and other financial instruments. The maximum exposure to credit risk for the consolidated financial statements as of December 31, 2023 and June 30, 2024 is represented by the sum of cash and cash equivalents (note 9), trade accounts receivable (note 10), accounts receivable from related parties (note 11) and other accounts receivable (note 12).

Customer credit risk is managed by Management subject to the Corporation’s established policies, procedures and control related to customer credit risk management. The credit quality of a customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined based on this assessment. The maximum credit risk exposure at the reporting date is the carrying value of each class of financial assets disclosed in note 10.

The Corporation assesses the concentration of risk with respect to trade accounts receivable as low risk because sales are not concentrated in small customer groups and no customers account for 10% or more of the Corporation’s revenues.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

Management monitors the credit risk of other receivables on an ongoing basis and assesses those receivables that show evidence of impairment to determine the required allowance for doubtful accounts.

Concerning loans to related parties, the Corporation has measures in place to ensure the recovery of these loans through the controls maintained by Corporate Finance Management and the performance evaluation conducted by the Board of Directors (note 11).

Management does not expect the Corporation to incur in losses arisen from the performance of these counterparties, except for the ones already recorded at the consolidated financial statements.

c) Liquidity risk

Prudent liquidity risk management implies holding enough cash and cash equivalents, and financing available through a proper number of credit sources, and the ability to close positions in the market. Historically, the Corporation’s cash flows from operations have enabled it to meet its obligations. The Corporation has implemented various actions to reduce its exposure to liquidity risk and has developed a financial plan based on several steps, which were designed with a commitment to compliance within a reasonable period of time. The financial plan is intended to meet the various obligations at the Company and Corporation entities levels.

The Corporate Finance Office monitors the cash flow projections made on liquidity requirements of the Corporation to ensure it exists sufficient cash to meet operational needs so that the Corporation does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities. Less significant financing transactions are controlled by the Finance Management of each subsidiary.

Such forecasting takes into consideration the Corporation’s debt financing plans, covenant compliance, compliance with ratio targets in the statement of financial position and, if applicable, with external regulatory or legal requirements.

As of June 30, 2024, the Company has a payment obligation arising from the Plea Agreement (note 1.C). Management developed a financial plan in order to cover the aforementioned obligation and other operating cash requirements (note 18.a).

Cash surplus on the amounts required for the administration of working capital are invested in checking accounts that generate interest and time deposits, selecting instruments with appropriate maturities or sufficient liquidity.

The table below analyzes the Corporation’s financial liabilities grouped according to the remaining period from the date of the statement of financial position to the date of maturity. The amounts disclosed in the table below are the contractual undiscounted cash flows, which include interest to be accrued according to the established schedule.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

		Contractual cash flows
	Carrying	Less than	1-2	2-5	More than
In thousands of soles	amount	1 year	years	years	5 years	Total
As of December 31, 2023
Other financial liabilities (except lease liability for right-of-use asset)	780,145	568,284	165,022	163,943	-	897,249
Lease liability for right-of-use asset	42,562	17,754	23,487	8,725	73	50,039
Bonds	822,925	140,546	177,121	345,473	679,085	1,342,225
Trade accounts payables (except non-financial liabilities)	1,168,267	1,164,266	4,001	-	-	1,168,267
Accounts payables to related parties	72,936	44,372	28,564	-	-	72,936
Other accounts payables and other provisions (except non-financial liabilities)	673,663	195,279	57,601	138,356	410,377	801,613
	3,560,498	2,130,501	455,796	656,497	1,089,535	4,332,329

As of June 30, 2024
Other financial liabilities (except lease liability for right-of-use asset)	370,697	114,368	155,446	165,606	-	435,420
Lease liability for right-of-use asset	37,180	16,378	22,842	3,842	68	43,130
Bonds	1,496,270	249,916	227,708	1,381,536	599,038	2,458,198
Trade accounts payables (except non-financial liabilities)	994,017	993,806	211	-	-	994,017
Accounts payables to related parties	86,880	57,676	29,204	-	-	86,880
Other accounts payables and other provisions (except non-financial liabilities)	671,787	184,525	55,361	144,788	404,473	789,147
	3,656,831	1,616,669	490,772	1,695,772	1,003,579	4,806,792

B. Capital management

The Corporation’s objective in managing capital is to safeguard its ability to continue operations as a going concern basis in order to generate returns to its shareholders, benefits to stakeholders and keep an optimal capital structure to reduce capital cost. The Corporation´s situation has led management to monitor deviations that could cause noncompliance with covenants and hinder the renegotiation of liabilities (note 16). In special situations and events, the Corporation identifies potential deviations, requirements and establishes a plan.

The Corporation may adjust the amount of dividends payable to shareholders, return capital to shareholders, issue new shares or sell assets to reduce its debt to maintain or adjust the capital structure.

The Corporation monitors its capital based on the leverage ratio. This ratio is calculated as net debt divided by the sum of net debt plus equity. The net debt corresponds to the total financial liabilities (including current and non-current indebtedness) adding the provision for civil compensation less cash and cash equivalents.

As of December 31, 2023 and June 30, 2024, the leverage ratio is as follows:

		As of	As of
		December 31,	June 30,
In thousands of soles	Note	2023	2024
Total borrowing, bonds and civil compensation (*)	16 and 17	2,115,471	2,385,080
Less: Cash and cash equivalents	9	(1,003,888)	(765,845)
Net debt (a)		1,111,583	1,619,235
Total equity (b)		1,487,289	1,418,008
Total net debt plus equity (a) + (b)		2,598,872	3,037,243
Gearing ratio		0.43	0.53

(*)	As of June 30, 2024, the provision for civil compensation amounts to S/480.9 million (S/469.8 as of December 31, 2023).

During the periods ended December 31, 2023 and June 30, 2024, there were no changes in the objectives, policies or processes related to capital management.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

5.	Critical Accounting Estimates and Judgments

Estimates and judgments used are continuously evaluated and are based on historical experience among other factors, including expectations of future events that are believed to be reasonable under current circumstances.

In preparing these interim condensed consolidated financial statements, the significant judgements made by management in applying Corporation’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2023, except for:

Revenue recognition by completion percentage (A.iii)

As of December 31, 2023, the Corporation recognized service revenue from construction contracts on a percentage-of-completion basis in accordance with the product method; however, given the current terms of customer contracts awarded beginning in 2024, management believes that the method that best reflects and measures the transfer of control of goods and services to its customers and full satisfaction of the performance obligation is the recourse method. Therefore, beginning in 2024, the Corporation applies the recourse method to measure the progress of all of its contractual performance obligations being satisfied over time.

6.	Seasonality of Operations

The Corporation does not present seasonality in the operations of any of its subsidiaries; and develop its business during the normal course of the period.

7.	Operating Segments

Operating segments are reported consistently with the internal reports that are reviewed by Corporation’s, chief decision-maker; that is the Executive Committee, which is led by the Chief Executive Officer. This Committee acts as the highest authority in making operational decisions, responsible for allocating resources and evaluating the performance of each operating segment.

Corporation’s operating segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) energy, (iii) infrastructure, and (iv) real estate.

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’, ‘energy’ and ‘infrastructure’. However, Management has voluntarily decided to report on all its operating segments.

The Corporation has determined four reportable segments. These operating segments are components of an enterprise for which separate financial information is available and periodically evaluated by the Corporate Governance Board to decide how to allocate resources and assess performance.

The operations of Corporation in each reportable segment are as follows:

(a)	Engineering and construction: This segment includes traditional engineering services such as architectural planning, structural, civil and design engineering for advanced specialties including process design, simulation, and environmental services, as well as construction at three divisions: i) civil works, such as the construction of hydroelectric power stations and other large infrastructure facilities; (ii) electromechanical construction, such as concentrator plants, oil and natural gas pipelines, and electric transmission lines; and iii) building construction, such as offices, residential buildings, hotels, and affordable housing projects, shopping centers, and industrial facilities.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

(b)	Energy: This segment includes oil exploration, exploitation, production, treatment, and trade in four oil deposits, separation and trade of natural gas and its byproducts at the gas processing plant, as well as the construction and assembly of oil facilities or those linked to the oil and gas industry. It also includes storage and dispatch of fuel and oil byproducts.

(c)	Infrastructure: The Corporation has long-term concessions or similar contractual arrangements in Peru for three highways with tolls, Lima Metro, a sewage treatment plant in Lima, and operation and maintenance services for infrastructure assets.

(d)	Real Estate: The Corporation mainly develops and sells properties for low- and middle-resource sectors, which are experiencing a significant increase in available income, as well as luxury properties to a lesser degree, it also develops commercial spaces and offices.

The Executive Commitee uses the Adjusted EBITDA (earnings before interest, tax, depreciation, and amortization) as the primary relevant measure to understand the Corporation’s operating performance and its operating segments.

Adjusted EBITDA is not a measurement of results based on International Financial Reporting Standards. The Corporation’s definition related to adjusted EBITDA may not be comparable to similar performance measures and disclosures from other entities.

The adjusted EBITDA is reconciled to profit as follows:

	For the three-month period		For the six-month period
	ended June 30,		ended June 30,
In thousands of soles	2023	2024	2023	2024
Net profit (loss)	8,418	(37,728)	2,419	(37,263)
Financial income and expenses	36,493	52,436	60,273	105,245
Interests for present value of financial asset or liability	(6,357)	12,434	(20,163)	14,739
Income tax	40,032	35,600	72,413	58,025
Depreciation and amortization	57,217	49,722	110,439	94,599
Adjusted EBITDA	135,803	112,464	225,381	235,345

The adjusted EBITDA with non-recurring items per segment is as follows:

	For the three-month period		For the six-month period
	ended June 30,		ended June 30,
In thousands of soles	2023	2024	2023	2024
Engineering and construction	162	(9,660)	(29,381)	(29,413)
Energy	44,996	57,098	100,841	113,928
Infrastructure	62,243	56,491	118,714	129,708
Real estate	29,097	8,146	31,145	20,063
Parent company operations	(3,719)	31,498	(143)	49,737
Intercompany eliminations	3,024	(31,109)	4,205	(48,678)
	135,803	112,464	225,381	235,345

Inter-segmental sales transactions are entered into prices similar to those that would have been agreed with unrelated third parties. Revenues from external customers reported are measured in a consistent manner under the basis for preparation of the consolidated financial statements. Sales of goods are related to real estate segment. Revenues from services are related to other segments.

Corporation sales and receivables are not concentrated on a few customers. There is no external customer that represents 10% or more of Corporation’s revenue.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

The following are the Corporation’s financial statements by operating segment:

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Eliminations	Consolidated
As of December 31, 2023
Assets
Cash and cash equivalent	342,120	40,707	124,283	134,252	3,235	175,920	183,371	-	1,003,888
Trade accounts receivables, net	783,231	119,948	26,353	127,336	943	3,038	952	-	1,061,801
Accounts receivable from related parties	57,024	642	59,279	3,569	643	406	161,430	(267,550)	15,443
Other accounts receivable, net	265,378	40,298	21,101	6,372	1	10,418	6,849	(2,345)	348,072
Inventories, net	51,108	46,064	6,760	43,993	-	212,582	-	(10)	360,497
Prepaid expenses	15,461	2,022	4,651	334	169	71	6,388	2	29,098
Total current assets	1,514,322	249,681	242,427	315,856	4,991	402,435	358,990	(269,903)	2,818,799
Trade accounts receivable, net	744	-	6,430	756,990	1,453	3,354	-	-	768,971
Accounts receivable from related parties	298,946	-	17,157	42	14,015	-	419,282	(221,157)	528,285
Prepaid expenses	-	480	11,920	1,611	580	-	-	(510)	14,081
Other accounts receivable, net	102,250	77,116	-	-	7,346	59,764	64,928	-	311,404
Inventories, net	-	-	-	-	-	70,282	-	-	70,282
Investments in associates and joint ventures	968	10,536	-	-	-	2,103	1,737,129	(1,737,989)	12,747
Investment property, net	-	-	-	1,427	-	18,203	38,630	-	58,260
Property, plant and equipment, net	83,146	211,127	5,187	1,047	233	5,562	863	-	307,165
Intangible assets and goodwill, net	143,228	370,370	225,363	138	-	617	12,740	-	752,456
Right-of-use assets, net	4,874	8,270	3,226	25	122	1,317	28,700	(10,239)	36,295
Deferred income tax asset	153,841	5,142	24,098	-	421	15,577	56,670	14	255,763
Total non-current assets	787,997	683,041	293,381	761,280	24,170	176,779	2,358,942	(1,969,881)	3,115,709
Total assets	2,302,319	932,722	535,808	1,077,136	29,161	579,214	2,717,932	(2,239,784)	5,934,508
Liabilities
Borrowings	24,081	39,052	15,358	26	5	11,618	437,729	(11,840)	516,029
Bonds	3,611	-	49,369	28,558	-	-	-	-	81,538
Trade accounts payable	928,109	111,816	48,232	38,272	121	21,622	16,094	-	1,164,266
Accounts payable to related parties	78,561	80,357	47,599	69,632	7	10,990	17,154	(259,928)	44,372
Current income tax	19,370	677	3,159	13,160	54	323	1,655	-	38,398
Other accounts payable	416,927	26,122	34,045	10,429	1,167	86,968	33,170	-	608,828
Provisions	83,831	20,215	1,171	1,925	-	193	9,751	-	117,086
Total current liabilities	1,554,490	278,239	198,933	162,002	1,354	131,714	515,553	(271,768)	2,570,517
Borrowings	697	84,989	594	-	123	73,058	147,399	(182)	306,678
Bonds	10,834	-	130,750	599,803	-	-	-	-	741,387
Trade accounts payable	-	-	-	4,001	-	-	-	-	4,001
Other accounts payable	47,984	-	493	161	3,141	-	457,532	-	509,311
Accounts payable to related parties	7,481	-	1,226	28,563	23,146	-	197,485	(229,337)	28,564
Provisions	12,366	46,287	10,002	2,228	-	-	27,184	-	98,067
Deferred tax liability	58,804	66,415	-	63,473	-	-	2	-	188,694
Total non-current liabilities	138,166	197,691	143,065	698,229	26,410	73,058	829,602	(229,519)	1,876,702
Total liabilities	1,692,656	475,930	341,998	860,231	27,764	204,772	1,345,155	(501,287)	4,447,219
Equity attributable to controlling interest in the Company	604,039	424,874	146,259	162,680	1,397	289,942	1,369,744	(1,736,558)	1,262,377
Non-controlling interest	5,624	31,918	47,551	54,225	-	84,500	3,033	(1,939)	224,912
Total liabilities and equity	2,302,319	932,722	535,808	1,077,136	29,161	579,214	2,717,932	(2,239,784)	5,934,508

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

	Engineering		Infrastructure				Parent
In thousands of soles	and Construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Eliminations	Consolidated
As of June 30, 2024
Assets
Cash and cash equivalents	126,903	94,237	131,624	125,666	4,065	160,101	123,249	-	765,845
Trade accounts receivables, net	807,573	104,835	45,726	129,023	1,555	3,024	1,910	-	1,093,646
Accounts receivable from related parties	73,080	286	63,353	586	332	150	228,328	(351,527)	14,588
Other accounts receivable, net	305,256	30,120	17,438	6,687	1	4,695	273,693	(2,347)	635,543
Inventories, net	43,568	43,055	6,149	43,115	-	227,550	-	4	363,441
Prepaid expenses	9,920	5,703	2,673	2,618	95	99	1,416	-	22,524
Total current assets	1,366,300	278,236	266,963	307,695	6,048	395,619	628,596	(353,870)	2,895,587
Trade accounts receivable, net	262	-	6,189	766,338	1,284	2,999	-	-	777,072
Accounts receivable from related parties	308,245	-	17,721	3,064	14,015	6,046	435,823	(239,815)	545,099
Prepaid expenses	-	487	1,893	1,544	554	-	-	(510)	3,968
Other accounts receivable, net	36,060	72,241	-	-	7,346	63,855	65,932	6,852	252,286
Inventories, net	-	-	-	-	-	70,363	-	-	70,363
Investments in associates and joint ventures	176	11,021	-	-	-	2,103	1,699,460	(1,699,533)	13,227
Investment property, net	-	-	-	1,388	-	17,341	37,648	-	56,377
Property, plant and equipment, net	79,156	210,796	4,744	1,032	217	5,876	1,005	-	302,826
Intangible assets and goodwill, net	135,936	376,665	199,415	92	-	585	12,411	-	725,104
Right-of-use assets, net	2,536	5,734	1,861	3	117	662	24,385	(5,155)	30,143
Deferred income tax asset	145,627	5,844	26,319	-	471	15,003	60,383	(4)	253,643
Total non-current assets	707,998	682,788	258,142	773,461	24,004	184,833	2,337,047	(1,938,165)	3,030,108
Total assets	2,074,298	961,024	525,105	1,081,156	30,052	580,452	2,965,643	(2,292,035)	5,925,695
Liabilities
Borrowings	17,536	39,110	14,980	4	5	14,814	27,335	(6,529)	107,255
Bonds	3,732	-	49,385	29,466	-	-	12,349	-	94,932
Trade accounts payable	762,526	104,348	50,432	30,587	231	21,284	24,398	-	993,806
Accounts payable to related parties	145,344	79,990	100,492	53,609	6	11,316	14,499	(347,580)	57,676
Current income tax	906	5,853	2,775	6,077	170	943	509	-	17,233
Other accounts payable	386,252	27,990	31,992	10,286	1,155	80,931	40,132	-	578,738
Provisions	85,479	18,472	1,837	893	-	199	9,751	-	116,631
Total current liabilities	1,401,775	275,763	251,893	130,922	1,567	129,487	128,973	(354,109)	1,966,271
Borrowings	133	76,545	-	-	121	71,713	152,110	-	300,622
Bonds	9,330	-	107,338	597,267	-	-	687,403	-	1,401,338
Trade accounts payable	-	-	-	211	-	-	-	-	211
Other accounts payable	45,119	-	493	120	2,894	-	462,316	-	510,942
Accounts payable to related parties	7,181	-	1,006	29,206	24,543	-	205,436	(238,168)	29,204
Other provisions	13,276	50,274	11,063	2,986	-	-	27,670	-	105,269
Deferred income tax liability	61,172	68,458	-	64,200	-	-	-	-	193,830
Total non-current liabilities	136,211	195,277	119,900	693,990	27,558	71,713	1,534,935	(238,168)	2,541,416
Total liabilities	1,537,986	471,040	371,793	824,912	29,125	201,200	1,663,908	(592,277)	4,507,687
Equity attributable to controlling interest in the Company	530,984	454,767	118,918	192,185	927	292,234	1,298,721	(1,697,812)	1,190,924
Non-controlling interest	5,328	35,217	34,394	64,059	-	87,018	3,014	(1,946)	227,084
Total liabilities and equity	2,074,298	961,024	525,105	1,081,156	30,052	580,452	2,965,643	(2,292,035)	5,925,695

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Eliminations	Consolidated
For the three-month period ended June 30, 2023
Revenue	639,939	146,116	125,212	102,570	1,216	76,598	23,591	(78,321)	1,036,921
Gross profit	26,508	13,495	23,298	30,576	721	31,767	4,551	3,370	134,286
Administrative expenses	(31,037)	(3,533)	(4,632)	(2,851)	(231)	(5,116)	(7,819)	(1,841)	(57,060)
Other income and expenses, net	(427)	471	36	(124)	(41)	808	234	(389)	568
Operating profit (loss)	(4,956)	10,433	18,702	27,601	449	27,459	(3,034)	1,140	77,794
Financial expenses	(17,979)	(4,661)	(9,334)	(1,828)	(111)	(2,705)	(19,077)	11,070	(44,625)
Financial income	(3,990)	3,125	1,885	2,822	170	2,383	13,395	(11,658)	8,132
Interests for present value of financial asset or liability	280	(575)	(588)	-	-	1,897	5,343	-	6,357
Share of profit or loss in associates and joint ventures	-	718	-	-	-	73	(4,138)	4,139	792
Profit (loss) before income tax	(26,645)	9,040	10,665	28,595	508	29,107	(7,511)	4,691	48,450
Income tax	(1,532)	(2,521)	(4,880)	(8,969)	(156)	(16,715)	(5,261)	2	(40,032)
Profit (loss) for the period	(28,177)	6,519	5,785	19,626	352	12,392	(12,772)	4,693	8,418
Profit (loss) from attributable to:
Controlling interest in the Company	(27,419)	5,154	3,591	14,719	352	6,585	(12,805)	4,649	(5,174)
Non-controlling interest	(758)	1,365	2,194	4,907	-	5,807	33	44	13,592
	(28,177)	6,519	5,785	19,626	352	12,392	(12,772)	4,693	8,418

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Eliminations	Consolidated
For the three-month period ended June 30, 2024
Revenue	581,883	181,562	127,520	103,322	1,181	32,637	25,093	(81,982)	971,216
Gross profit	15,140	33,269	18,710	31,495	667	9,728	5,291	1,737	116,037
Administrative expenses	(29,297)	(4,062)	(6,700)	(2,932)	(234)	(3,747)	(6,625)	(1,094)	(54,691)
Other income and expenses, net	(162)	315	(640)	329	(1)	489	(543)	787	574
Operating profit (loss)	(14,319)	29,522	11,370	28,892	432	6,470	(1,877)	1,430	61,920
Financial expenses	198	(7,989)	(3,349)	(3,145)	37	(3,124)	(50,341)	9,551	(58,162)
Financial income	2,228	559	6,514	1,111	178	1,399	4,279	(10,542)	5,726
Interests for present value of financial asset or liability	27	(1,382)	(579)	(14)	-	127	(10,613)	-	(12,434)
Share of profit or loss in associates and joint ventures	-	822	-	-	-	-	11,356	(11,356)	822
Profit (loss) before income tax	(11,866)	21,532	13,956	26,844	647	4,872	(47,196)	(10,917)	(2,128)
Income tax	(17,358)	(6,741)	(3,670)	(8,364)	(192)	(1,633)	2,346	12	(35,600)
Profit (loss) for the period	(29,224)	14,791	10,286	18,480	455	3,239	(44,850)	(10,905)	(37,728)
Profit (loss) from attributable to:
Controlling interest in the Company	(29,198)	12,829	6,358	13,860	455	94	(44,851)	(10,896)	(51,349)
Non-controlling interest	(26)	1,962	3,928	4,620	-	3,145	1	(9)	13,621
	(29,224)	14,791	10,286	18,480	455	3,239	(44,850)	(10,905)	(37,728)

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Eliminations	Consolidated
For the six-month period ended June 30, 2023
Revenue	1,138,684	310,992	258,600	204,678	2,479	94,373	48,780	(171,527)	1,887,059
Gross profit	19,417	43,201	39,613	61,993	1,483	35,417	10,498	3,586	215,208
Administrative expenses	(54,262)	(7,945)	(9,788)	(5,648)	(471)	(9,027)	(14,455)	(1,327)	(102,923)
Other income and expenses, net	(4,956)	639	409	51	(41)	1,588	4,032	(721)	1,001
Operating (loss) profit	(39,801)	35,895	30,234	56,396	971	27,978	75	1,538	113,286
Financial expenses	(29,546)	(10,608)	(15,559)	(3,628)	(219)	(5,940)	(43,793)	22,856	(86,437)
Financial income	974	5,247	3,293	4,293	330	4,296	29,837	(22,106)	26,164
Interests for present value of financial asset or liability	1,632	(437)	(1,602)	-	-	3,153	17,417	-	20,163
Share of profit or loss in associates and joint ventures	(1)	1,585	-	-	-	73	(7,016)	7,015	1,656
Profit (loss) before income tax	(66,742)	31,682	16,366	57,061	1,082	29,560	(3,480)	9,303	74,832
Income tax	(11,739)	(9,724)	(6,235)	(17,651)	(323)	(16,856)	(9,895)	10	(72,413)
Profit (loss) for the period	(78,481)	21,958	10,131	39,410	759	12,704	(13,375)	9,313	2,419
Profit (loss) from attributable to:
Controlling interest in the Company	(77,881)	18,621	5,178	29,557	759	5,501	(13,420)	9,123	(22,562)
Non-controlling interest	(600)	3,337	4,953	9,853	-	7,203	45	190	24,981
	(78,481)	21,958	10,131	39,410	759	12,704	(13,375)	9,313	2,419

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

	Engineering		Infrastructure				Parent
In thousands of soles	and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Company operations	Eliminations	Consolidated
For the six-month period ended June 30, 2024
Revenue	1,162,911	353,937	296,697	205,540	2,442	76,537	49,238	(178,801)	1,968,501
Gross profit	18,490	70,319	51,614	65,198	1,477	23,687	9,013	4,238	244,036
Administrative expenses	(54,462)	(8,091)	(13,341)	(6,141)	(469)	(7,395)	(11,694)	(2,871)	(104,464)
Other income and expenses, net	(2,690)	529	(323)	333	(1)	955	(45)	786	(456)
Operating profit (loss)	(38,662)	62,757	37,950	59,390	1,007	17,247	(2,726)	2,153	139,116
Financial expenses	(22,048)	(14,452)	(9,444)	(5,351)	(47)	(5,445)	(78,602)	16,869	(118,520)
Financial income	2,997	810	8,216	3,069	358	2,872	12,863	(17,910)	13,275
Interests for present value of financial asset or liability	117	(1,953)	(727)	(11)	-	303	(12,468)	-	(14,739)
Share of profit or loss in associates and joint ventures	-	1,631	-	-	-	-	27,103	(27,104)	1,630
Profit (loss) before income tax	(57,596)	48,793	35,995	57,097	1,318	14,977	(53,830)	(25,992)	20,762
Income tax	(11,509)	(15,028)	(10,406)	(17,757)	(391)	(4,773)	1,843	(4)	(58,025)
Profit (loss) for the period	(69,105)	33,765	25,589	39,340	927	10,204	(51,987)	(25,996)	(37,263)
Profit (loss) from attributable to:
Controlling interest in the Company	(68,818)	29,893	17,332	29,505	927	2,293	(51,992)	(26,029)	(66,889)
Non-controlling interest	(287)	3,872	8,257	9,835	-	7,911	5	33	29,626
	(69,105)	33,765	25,589	39,340	927	10,204	(51,987)	(25,996)	(37,263)

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

8.	Financial Instruments

Financial assets related to concession contracts are presented in the consolidated statement of financial position as “trade accounts receivable current” and “trade accounts receivable non-current”.

The classification of financial assets and liabilities by category is as follows:

	As of	As of
	December 31,	June 30,
In thousands of soles	2023	2024
Financial assets according to the consolidated statement of financial position
Loans and accounts receivable at amortized cost:
- Cash and cash equivalents	1,003,888	765,845
- Trade accounts receivable and other accounts receivable
(excluding non-financial assets) (i)	1,379,202	1,630,823
- Financial assets related to concession agreements (ii)	908,371	940,798
- Accounts receivable from related parties	543,728	559,687
	3,835,189	3,897,153

Financial liabilities according to the consolidated statement of financial position
Other financial liabilities at amortized cost:
- Bank loans and other financial liabilities	780,145	370,697
- Lease liability for right-of-use asset	42,562	37,180
- Bonds	822,925	1,496,270
- Trade and other accounts payable
(excluding non-financial liabilities) (iii)	1,785,487	1,607,080
- Accounts payable to related parties	72,936	86,880
	3,504,055	3,598,107
Other financial liabilities:
- Other provisions (iv)	56,443	58,724

(i)	The following non-financial assets are excluded: advances to suppliers for S/90.3 million and tax receivable for S/96.6 million (S/98 million and S/104.7 million, respectively, as of December 31, 2023).

(ii)	Included in the trade accounts receivable item.

(iii)	The following non-financial liabilities are excluded: advances received from customers for S/213.4 million, taxes payable for S/156 million, salaries and other personnel payable for S/99.8 million and others for S/7.5 million (S/241.5 million, S/158.1 million, S/92.2 million and S/9.1 million, respectively, as of December 31, 2023).

(iv)	Includes administrative process INDECOPI for S/58.7 million (S/56.4 million, as of December 31, 2023).

9.	Cash and Cash Equivalents

This account comprises:

	As of	As of
	December 31,	June 30,
In thousands of soles	2023	2024
Cash on hand	1,020	758
Remittances in-transit	3,621	3,785
Current accounts (a)	263,295	132,556
Trust account - specific use funds (b)	421,149	291,454
Time deposits (c)	314,803	337,292
	1,003,888	765,845

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

(a)	Current accounts are denominated in local and foreign currency, deposited in local and foreign banks with a high credit rating and are freely available. These accounts earn interest at market rates.

(b)	The Corporation maintains trust accounts in local and foreign banks for the administration of funds for specific uses that are classified as:

	As of	As of
	December 31,	June 30,
In thousands of soles	2023	2024
Operational funds	190,755	166,817
Reserve funds (i)	28,661	72,420
Consortium funds	200,473	52,217
Guarantee funds	1,260	-
	421,149	291,454

(i)	Reserve funds for the payment of bonds issued and other obligations of the Corporation are as follows:

	As of	As of
	December 31,	June 30,
In thousands of soles	2023	2024
AENZA S.A.A.	-	45,925
Red Vial 5 S.A.	24,039	24,578
Tren Urbano de Lima S.A.	4,622	1,917
	28,661	72,420

(c)	Time deposits have maturities of less than ninety (90) days and are renewable at maturity. As of June 30, 2024, these deposits bear interest ranging from 4.3% to 6.45% (4.21% to 7.32% at December 31, 2023).

Cash and cash equivalents do not represent a significant credit or interest rate risk; therefore, their carrying amounts approximate their fair value.

10.	Trade Accounts Receivable, net

This caption comprises the following:

	As of	As of
	December 31,	June 30,
In thousands of soles	2023	2024

Receivables - net (a)	204,167	267,601
Unbilled receivables - Subsidiarie (b)	718,408	663,993
Unbilled receivables - Concession (c)	908,197	939,124
	1,830,772	1,870,718

Current portion	1,061,801	1,093,646
Non-current portion	768,971	777,072
	1,830,772	1,870,718

As of December 31, 2023 and as of June 30, 2024, trade accounts receivable are denominated in local and foreign currency, have current maturities, do not accrue interest and do not have specific guarantees. The fair value of current invoices receivable is similar to their carrying value because their average collection period is less than sixty (60) days.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

The balance of accounts receivable corresponds to:

	As of	As of
	December 31,	June 30,
In thousands of soles	2023	2024
Tren Urbano de Lima S.A.	884,326	895,361
Cumbra Peru S.A.	750,109	777,740
UNNA Energia S.A.	119,948	104,835
Cumbra Ingenieria S.A.	33,866	30,095
Carretera Andina del Sur S.A.C.	14,512	29,603
UNNA Transporte S.A.C.	11,134	9,317
Red Vial 5 S.A.	1,678	7,650
Viva Negocio Inmobiliario S.A.	6,392	6,023
Carretera Sierra Piura S.A.C.	5,459	5,345
Concesionaria La Chira S.A.	2,396	2,839
Others	952	1,910
	1,830,772	1,870,718

(a)	As of December 31, 2023, and June 30, 2024, management evaluated the exposure to credit risk on trade receivables. As of June 30, 2024, invoices receivable are presented net of impairment for S/43.4 million, and discounted to present value for S/0.4 million (S/43.4 million for impairment and S/0.5 million of present value, as of December 31, 2023).

The aging analysis of trade receivables is as follows:

	As of	As of
	December 31,	June 30,
In thousands of soles	2023	2024
Current	153,678	257,629
Past due up to 30 days	29,375	2,446
Past due from 31 days up to 90 days	11,932	414
Past due from 91 days up to 120 days	317	3
Past due from 121 days up to 360 days	2,192	1,820
Past due over 360 days	6,673	5,289
	204,167	267,601

As of June 30, 2024, the amount of due debts over three hundred and sixty (360) days mainly includes invoices receivable from subsidiaries: UNNA Transporte S.A.C. for S/3.1 million, Cumbra Peru S.A. for S/1.3 million, and Cumbra Ingenieria S.A. for S/0.9 million (S/4.6 million, S/1.2 million S/0.9 million as of December 31, 2023, respectively).

(b)	Correspond to documents related to estimates for services provided and valuations that were not invoiced. These rights are recognized discounted at present value for S/2.1 million (S/2.3 million as of December 31, 2023). The following is a breakdown by subsidiary:

	As of	As of
	December 31,	June 30,
In thousands of soles	2023	2024
Cumbra Peru S.A.	683,927	633,480
Cumbra Ingenieria S.A.	20,655	19,810
UNNA Energia S.A.	7,183	7,608
UNNA Transporte S.A.C.	6,560	3,054
Others	83	41
	718,408	663,993

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

(c)	Correspond to future collections to the Grantor according to the terms of the concession agreement, as detailed below:

	As of	As of
	December 31,	June 30,
In thousands of soles	2023	2024
Tren Urbano de Lima S.A.	884,317	895,361
Carretera Andina del Sur S.A.C.	14,403	29,603
Red Vial 5 S.A.	1,637	7,181
Carretera Sierra Piura S.A.C.	5,444	5,345
Concesionaria La Chira S.A.	2,396	1,634
	908,197	939,124

Management, after evaluating the balances receivable at the date of the interim condensed consolidated financial statements, considers that, except for the accounts receivable provisioned, there are no accounts at risk of uncollectibility.

In the opinion of Corporate Management, the expected credit loss and allowance for trade receivables adequately cover the risk of uncollectibility as of December 31, 2023 and as of June 30, 2024.

11.	Transactions with Related Parties

A. Transactions with related parties

Major transactions for the period ended June 30, 2023 and 2024 between the Company and its related parties are summarized as follows:

	For the three-month period		For the six-month period
	ended June 30		ended June 30
In thousands of soles	2023	2024	2023	2024
Revenue from sales of goods and services:
- Joint operations	21,987	19,324	28,362	34,686
	21,987	19,324	28,362	34,686

Transactions among related parties are made based on current price lists and according to the terms and conditions similar to those agreed with third parties.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

B.	Balances with Related parties

The balances were the following:

	As of December 31, 2023		As of June 30, 2024
In thousands of soles	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations
Consorcio Constructor Chavimochic	-	9,313	-	7,720
Consorcio Peruano de Conservacion	799	2,762	800	2,763
Consorcio GyM Conciviles	-	5,709	1,419	1,961
Consorcio Vial Quinua	-	1,945	-	1,930
Consorcio Manperan	451	1,721	838	1,307
Consorcio Inti Punku	5,647	114	4,217	7
Consorcio TNT Vial y Vives - DSD Chile Ltda	-	558	142	478
Consorcio Rio Urubamba	1,911	-	1,947	-
Consorcio Italo Peruano	1,648	-	1,647	-
Consorcio Ermitano	526	-	518	-
Others	4,461	523	3,060	22,180
	15,443	22,645	14,588	38,346

Other related parties
Ferrovias S.A.	-	21,727	-	19,330
	-	21,727	-	19,330
Current portion	15,443	44,372	14,588	57,676

Non-current portion
Gasoducto Sur Peruano S.A. (note 14.i)	527,722	-	545,099	-
Ferrovias S.A.	-	15,761	-	16,111
Ferrovias Participaciones S.A.	-	12,803	-	13,093
Others	563	-	-	-
Non-current	528,285	28,564	545,099	29,204

As of December 31, 2023 and June 30, 2024, accounts receivable and payable are mainly of current maturity which have no specific guarantees. These balances do not generate interest considering their maturity in short term.

The Corporation conducts its operations with related companies under the same conditions as those with third parties; consequently, there are no differences in pricing policies or in the basis for tax settlement; with respect to payment terms, these do not differ from policies granted to third parties.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

12.	Other Accounts Receivable, net

This caption comprises the following:

	As of	As of
	December 31,	June 30,
In thousands of soles	2023	2024

Restricted funds (a)	106,929	367,849
Claims and accounts receivable from third parties (b)	254,750	245,657
Credits and recoverable taxes (c)	104,654	96,584
Advances to suppliers (d)	98,021	90,342
Guarantee deposits (e)	82,230	71,474
Accounts receivable from personnel	1,925	2,637
Others	10,967	13,286
	659,476	887,829

Current portion	348,072	635,543
Non-current portion	311,404	252,286
	659,476	887,829

a)	As of June 30, 2024, the restricted funds correspond to bank guarantee certificates composed of: AENZA S.A.A. for S/263.6, Cumbra Peru S.A for S/84.1 million, Cumbra Ingenieria S.A for S/12.8 million and a restricted fund of Concesionaria La Chira S.A. for S/7.3 million (As of December 31, 2023, S/81.5 million, S/18.1 million and S/7.3 million, respectively).

b)	The balance corresponds to the following:

	As of	As of
	December 31,	June 30,
In thousands of soles	2023	2024

Additional investments for operating contracts	98,047	94,983
Account receivable to the Ministry of Agriculture Development and Irrigation (b.1)	32,062	33,084
Claims to the tax authorities	29,976	29,958
Real estate project receivable	30,012	30,409
Settlement agreement with third parties	21,136	22,402
Accounts receivable from joint ventures	21,878	21,226
Insurance claims for losses	6,778	1,755
Others	14,861	11,840
	254,750	245,657

(b.1)	The balance corresponds to the claim to the Ministry of Agrarian Development and Irrigation (hereinafter, MIDAGRI) for US$9.5 million equivalent to S/35.1 million for the execution of the total amount of the Performance Bond, derived from the arbitration process followed against the Regional Government of La Libertad and MIDAGRI for the early termination of the Concession Contract due to breach of contract by the Grantor. As of June 30, 2024, the net present value balance amounts to US$8.6 million, equivalent to S/33.1 million (note 14.ii).

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

c)	The balance corresponds to the following:

	As of	As of
	December 31,	June 30,
In thousands of soles	2023	2024

VAT credit	39,706	46,560
Income tax - advance payments	45,263	33,372
ITAN and other tax receivable	19,685	16,652
	104,654	96,584

d)	Corresponds to prepayments made to suppliers, mainly for engineering and construction projects. The variation corresponds to: (i) Increase in Cumbra Peru S.A. for S/8.9 million in the project Centro Comercial la Molina, and (ii) Decrease in Cumbra Peru S.A. for S/16.6 million in the Consorcio Inti Punku for the Jorge Chavez Airport project.

e)	Guarantees deposits correspond to funds retained by customers for work contracts, mainly of the subsidiary Cumbra Peru S.A. These deposits are retained by customers in order to guarantee that the subsidiary performs its obligations under the contracts. The amounts withheld will be recovered upon completion of the work.

The fair value of the other short-term accounts receivable is similar to their book value due to their short-term maturity. The non-current portion corresponds mainly to non-financial assets such as claims to third parties and tax credits. Other non-current accounts receivable maintain maturities that vary between 2 and 5 years. The maximum exposure to credit risk as of the reporting date is the carrying amount of each class of other accounts receivable mentioned.

13.	Inventories, Net

This caption comprises the following:

	As of	As of
	December 31,	June 30,
In thousands of soles	2023	2024
Land	117,791	116,509
Work in progress - Real estate	127,008	146,442
Finished properties	38,970	33,168
Construction materials	52,479	46,712
Merchandise and supplies	100,103	96,326
	436,351	439,157
Allowance for inventory write-downs	(5,572)	(5,353)
	430,779	433,804

Current	360,497	363,441
Non-current	70,282	70,363
	430,779	433,804

As of June 30, 2024, the non-current portion corresponds to land for real estate projects in Lima to be executed in the long term, S/56.7 million located in the district of San Isidro and S/13.7 million located in the district of Barranco (as of December 31, 2023, S/56.6 million and S/13.6 million, respectively).

Management has analyzed the inventories and has determined that there are no major indications of impairment.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

14.	Investments in Associates and Joint Ventures

This caption comprises the following:

	As of	As of
	December 31,	June 30,
In thousands of soles	2023	2024
Associates	2,103	2,103
Joint ventures	10,644	11,124
	12,747	13,227

Movement of our investments in associates for the periods ended June 30, 2023, and 2024 is as follows:

In thousands of soles	2023	2024
Balance as of January, 1	14,916	12,747
Equity interest in results	1,656	1,630
Dividends received	(3,652)	(1,145)
Translation adjustment	-	(5)
Balance as of June, 30	12,920	13,227

The most relevant associates are described below:

i.	Gasoducto Sur Peruano S.A.

In November 2015, the Corporation acquired a 20% interest in Gasoducto Sur Peruano S.A. and obtained a 29% interest in Consorcio Constructor Ductos del Sur (hereinafter “CCDS”) through its subsidiary Cumbra Peru S.A.

On July 22, 2014, GSP signed a concession agreement with the Peruvian Government to build, operate, and maintain a pipeline transportation system of natural gas to meet the demand of cities in the south of Peru (hereinafter the “Concession Agreement”). Additionally, GSP signed an engineering, procurement and construction agreement with CCDS.

The Corporation made an investment of US$242.5 million (equivalent to S/811 million) and had to assume 21.49% of the performance bond established in the concession agreement for US$ 262.5 million and 21.49% of the guarantee for a bridge loan of US$600 million.

Early termination of the Concession Agreement

On January 24, 2017 the Peruvian Ministry of Energy and Mines (hereinafter “MEM”) notified the early termination of the Concession Agreement under Clause 6.7 for the failure of the concessionaire to accredit the financial closure within the contractual term, proceeding with the immediate execution of the entirety of the faithful performance guarantee.

The situation described in the previous paragraph caused Management to recognize the impairment of its total investment equivalent to 21.49% of its participation (US$242.5 million) between 2016 and 2019, and required the register of the account receivable resulting from the execution of the counter-guarantees granted by AENZA in favor of the issuer of the guarantee of performance of the concession contract and in favor of the syndicate of banks that granted the bridge loan to GSP for US$52.5 million and US$129 million, respectively. According to the Concession Agreement, the guarantees were paid on behalf of GSP, therefore, AENZA recognized the right to collect from GSP for US$181.5 million, which were recorded in 2016 as accounts receivable from related parties. Likewise, Cumbra Peru recognized the value of accounts receivable from CCDS for US$73.5 million and lost profits for US$10 million, which correspond to receivables from GSP.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

On October 11, 2017, the agreement deed for the delivery of the assets of the south Peruvian gas pipeline concession between GSP and MEM was signed. The assets include the works, equipment, facilities and engineering studies provided for the execution of the project.

Upon termination of the Concession Agreement, and in accordance with the provisions of clause 20 thereof, the Peruvian Government had the obligation to hire an internationally recognized auditing firm to calculate the Net Book Value (hereinafter “NBV”) of the concession assets, and to call up to three auctions on GSP’s assets. However, to date, the Peruvian State continues to fail to comply with these contractual obligations. The amount of the VCN was calculated at US$2,602 million by an independent auditing firm hired by GSP as of December 31, 2016, this figure was subsequently adjusted to US$2,110 million as a result of variations in the balances related to the works carried out by the consortium, which in turn is reported in its audited financial statements as of December 31, 2017.

Collection Actions of AENZA S.A.A.

On December 21, 2018, the Company asked the Peruvian Government for direct treatment and requested the payment of NBV in favor of GSP. On October 18, 2019, the Company filed with CIADI an arbitration request. On December 27, 2019 the Company withdrew the arbitration in compliance with a preliminary plea agreement signed with the Attorney General´s Office and Ad-hoc Peruvian Public Prosecutor’s Office on the same date. Withdrawing the arbitration before CIADI does not involve the loss of collection rights of the Company against GSP and does not restrict, limit, or impede GSP from asserting its rights against the Peruvian Government.

The Company and its internal and external legal advisors consider that the payment owed by the Government to GSP for the NBV are not within the withholding scope under Law 30737 that ensures the immediate payment of civil compensation in favor of the Peruvian Government in cases of corruption and related crimes, since this payment does not include any profit margin and/or not correspond to the sale of assets related to the project, but to a reimbursement for the investment made by the Concessionaire.

Bankruptcy of GSP

On December 4, 2017, GSP started a bankruptcy proceeding before the INDECOPI. The Company maintains receivable recognized by INDECOPI of US$0.4 million and US$169.3 million, the last one held under trust in favor of the creditors of the Company. In addition, it has indirectly recognized claims of US$11.8 million. On the other hand, the debt of Cumbra Peru S.A. derived from its participation in CCDS is directly recognized in INDECOPI in the GSP Competition for US$88.7 million. As of the date of this report, GSP is under liquidation and AENZA S.A.A. chairs the Board of Creditors.

On April 11, 2023, the Liquidation Agreement was approved, which defines the framework for the liquidator’s actions. The Liquidation Agreement includes the granting of powers to the liquidator with respect to representation, administrative, contractual and other relevant powers that allow him to comply with the obligations for which he was appointed, as well as the actions he is allowed to take in order to recover GSP’s assets and in accordance with the mechanisms set forth in the General Law of the Insolvency System.

On April 13, 2023, and under the powers granted to him by the Liquidation Agreement, the Liquidator requested the Ministry of Energy and Mines (MEM) to initiate the Direct Treatment procedure stipulated in the Concession Agreement.

On September 12, 2023, INDECOPI notified GSP of Resolution No. 4069-2023/CCO-INDECOPI which resolved to declare null and void the Board’s resolution approving the Liquidation Agreement because the Agreement does not the agreement does not foresee the modality and conditions of realization of the GSP assets other than the VCN (direct sale, auction, dation, etc.).

On November 21, 2023, the Meeting of Creditors was held with the purpose of correcting the defect declared in the aforementioned resolution, through the approval of a new Liquidation Agreement. However, this proposal only reached 59% of favorable votes, not reaching the qualified majority (66.67%) required by law. Likewise, on the same day, the Presidency of the Board, as well as other creditors requested INDECOPI to declare the liquidation of GSP.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

In view of the above, on December 28, 2023, INDECOPI ordered the liquidation of GSP and on January 12, 2024 the Technical Secretariat of the Commission, convene a Single Meeting of Creditors for January 29, 2024, in order to appoint a Liquidator for the process and approve a new Liquidation Agreement. The Meeting is formed with the Creditors in attendance and approve the corresponding proposals by simple majority. Therefore, on the referred day, with 59% of the votes in attendance, the appointment of Alva Legal Asesoria Empresarial S.A.C. as GSP’s liquidator and the proposed Liquidation Agreement were approved. The liquidation process of GSP continues its course, as well as the necessary actions for the recovery of VCN.

Additionally, on April 30, 2024, by means of a public deed, the Trust Agreement for Easements, Administrative Costs and Social Works, formed by GSP and La Fiduciaria, related to the Concession Contract, was terminated. As a consequence, US$ 38.3 million U.S. dollars are currently in bank accounts of GSP, in liquidation, managed by Alva Legal Asesoria Empresarial S.A.C., the liquidator named for the liquidation process of GSP.

Amounts recognized in the consolidated financial statements (note 11).

As of June 30, 2024, the net value of the account receivable from GSP is approximately US$142.4 million, equivalent to S/545.1 million (US$142.4 million equivalent to S/527.7 million at December 31, 2023), which comprises the recognition in the following entities of the Corporation: i) AENZA S.A.A. maintains US$ 63.9 million (equivalent to S/244.4 million) discounted to present value net of impairment and the effect of the exchange difference (US$63.9 million equivalent to S/236.6 million at December 31, 2023) and; ii) Cumbra Peru S.A. maintains US$ 78.5 million (equivalent to S/300.7 million) discounted to present value, net of the effect of the exchange difference (US$78.5 million equivalent to S/291.1 million at December 31, 2023).

The Company’s management maintains the recovery estimate in 8 years, applying a discount rate of 5.3% (recovery term of 8 years with a discount rate of 4.98% as of June 30, 2023).

Based on management’s assessment and in conjunction with the opinion of the internal legal department and external legal counsel, the estimate of recoverability, impairment allowances and the net recognized value of the account receivable from GSP as of December 31, 2023 and June 30, 2024 is reasonable and sufficient as of the reporting date of the Corporation’s consolidated financial statements.

ii.	Concesionaria Chavimochic S.A.C.

In May 2014, Concesionaria Chavimochic S.A.C. (hereinafter the “Concessionaire”), in which AENZA has 26.5% of interest, signed an agreement with the Peruvian Government (hereinafter the “Concession Agreement”) for the design, construction, operation, and maintenance of major hydraulic works of Chavimochic Project (hereinafter the “Project”). The construction of the work started in 2015 with a concession term of twenty-five (25) years and a total investment of about US$647 million.

According to the Concession Agreement, the works of the third stage of the Project were structured in two phases. To date, the works of the first phase (Palo Redondo Dam) have an advance of 70%. However, at the beginning of 2017, a procedure for early termination of the Concession Agreement was initiated due to a contract breach by the Grantor, as a result all activities were suspended in December 2017. Due to the fact that no agreement was made, the Concessionaire initiated an arbitration process at the Comision de las Naciones Unidas para el Derecho Mercantil Internacional (CNUDMI).

On October 4, 2022, the Arbitration Court notified the parties the ruling, which claim the early termination of the Concession Agreement and ordered, that the Grantor pay the Concessionaire the amount of US$25.3 million as a consequence of its failure to provide the Project Control Delivery, and order the execution of 70% of the Performance Bond or the payment of US$25 million for the Concessionaire’s failure to obtain the closing of the project finance.

Despite the requests for exclusion and integration of the award filed by the Concessionaire, the Court did not issue a decision within the deadline, and the ruling was consented to. As of December 31, 2022, an impairment of the investment amounting to S/14.5 million was recorded.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

In February 2023, the Grantor executed partially the Concessionaire’s performance bond, where AENZA was required to assume a total of US$7.5 million. Likewise, the Grantor requested the execution of the balance of the Concessionaire’s performance bond, where AENZA is responsible for US$1.4 million. The Concessionaire initiated legal actions for the full execution of the ruling so the Grantor complies with the obligations arising therefrom. Likewise, the Concessionaire initiated legal actions against the Grantor for what it considers an arbitrary execution of the balance of the performance bond without the arbitration court having granted the possibility of executing the bond for a higher amount without a contract breach to attributing the Concessionaire what would justify such performance (note 12.a.1).

15.	Investment Property, Property, Plant and Equipment, Intangible Assets and Right-of-Use Assets

The movement in investment property, property, plant and equipment, intangible assets and right-of-use assets accounts for the period ended June 30, 2023 and 2024, are as follows:

		Property,
	Investment	plant and	Right-of-use	Intangibles
	property	equipment	assets	assets
In thousands of soles	(A)	(A)	(A)	(B)

Cost
Balance at January 1, 2023	99,557	1,234,208	119,495	1,586,462
Additions	2	22,311	2,669	85,374
Sale of assets	-	(13,052)	-	-
Disposals	-	(5,620)	(875)	(5,572)
Reclassifications	-	(1,725)	-	-
Transfers	-	-	-	(24,863)
Translations adjustments	1	4,740	150	6,429
Balance at June 30, 2023	99,560	1,240,862	121,439	1,647,830
Balance at January 1, 2024	105,440	1,244,039	120,576	1,626,101
Additions	51	18,881	2,375	43,073
Sale of assets	-	(14,147)	-	-
Disposals	-	(4,846)	-	(6,312)
Reclassifications	-	(70)	1,046	(23,711)
Transfers	-	(336)	-	281
Translations adjustments	-	(5,275)	(72)	(5,538)
Balance at June 30, 2024	105,491	1,238,246	123,925	1,633,894

Accumulated depreciation and impairment
Balance at January 1, 2023	(37,633)	(949,743)	(69,288)	(799,126)
Depreciation / amortization	(1,929)	(24,851)	(8,598)	(75,061)
Sale of assets	-	11,128	-	-
Disposals	-	4,615	875	5,450
Impairment	-	(313)	-	-
Translations adjustments	(1)	(2,835)	(68)	(895)
Balance at June 30, 2023	(39,563)	(960,274)	(77,079)	(844,773)
Balance at January 1, 2024	(47,180)	(936,874)	(84,281)	(873,645)
Depreciation / amortization	(1,934)	(18,053)	(8,507)	(66,105)
Sale of assets	-	11,228	-	-
Disposals	-	4,627	-	6,274
Reclassifications	-	70	(1,046)	23,711
Translations adjustments	-	3,582	52	975
Balance at June 30, 2024	(49,114)	(935,420)	(93,782)	(908,790)

Carrying amounts
At January 1, 2023	61,924	284,465	50,207	787,336
At June 30, 2023	59,997	280,588	44,360	803,057
At January 1, 2024	58,260	307,165	36,295	752,456
At June 30, 2024	56,377	302,826	30,143	725,104

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

A.	Investment property, property, plant and equipment and right-of-use assets

As of June 30, 2024, additions to property, plant and equipment correspond mainly to the energy segment, for works in progress, replacement units, machinery, and other equipment for a total of S/11.9 million; additions in the engineering and construction segment, for other equipment, machinery, furniture and fixtures and buildings for S/5 million; and additions in the real estate and infrastructure segment for S/2 million (as of June 30, 2023, additions to property, plant and equipment correspond mainly to the energy segment, for machinery, replacement units, work in progress, facilities other equipment furniture and fixtures for a total of S/19.6 million; additions in the engineering and construction segment, for other equipment, machinery, furniture and fixtures, and buildings for S/1.9 million; and additions in the real estate and infrastructure segments for S/0.8 million).

As of June 30, 2024, right-of-use asset additions correspond mainly to lease agreements for the acquisition of machinery and equipment for S/1.1 million in the energy segment and the price adjustment to the Company’s real estate lease agreement for S/1 million (as of June 30, 2023, it corresponds mainly to the price adjustment to the Company’s real estate lease agreement for S/2.4 million).

For the period ended June 30, 2023, and 2024, depreciation of property, plant and equipment, investment property and right-of-use assets is presented in the interim condensed consolidated statement of income as follows:

In thousands of soles	2023	2024

Cost of sale of goods and services (Note 24)	27,488	22,512
Administrative expenses (Note 24)	7,890	5,982
Total depreciation	35,378	28,494
(-) Depreciation related to investment property	(1,929)	(1,934)
(-) Depreciation related to right-of-use assets	(8,598)	(8,507)
Total depreciation of property, plant and equipment	24,851	18,053

B.	Intangible assets

As of June 30, 2024, the additions correspond mainly to the energy segment for investments in the preparation of wells and other assets for a total of S/40 million and additions in the infrastructure segment and engineering and construction for investments in concessions and software for a total of S/3.1 million (as of June 30, 2023, the additions correspond mainly to the energy segment for investments for the preparation of wells and other assets for a total of S/81.4 million, and in the engineering and construction segment for investments in software for S/2.1 million).

For the period ended June 30, 2023, and 2024, the breakdown of intangible amortization included in the consolidated statement of income is as follows:

In thousands of soles	2023	2024
Cost of sale of goods and services (note 24)	73,083	62,962
Administrative expenses (note 24)	1,978	3,143
Total amortization	75,061	66,105

Goodwill

Management reviews business results based on the type of economic activity developed. The cash-generating units are distributed in the following segments:

	As of	As of
	December 31,	June 30,
In thousands of soles	2023	2024
Engineering and construction	35,158	33,477
Electromechanical	20,736	20,736
	55,894	54,213

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

16.	Borrowings

This caption comprises the following:

				As of	As of
	Date of	Interest		December 31,	June 30,
In thousands of soles	maturity	rate	Curency	2023	2024
Bank loans
Banco Interamericano de Desarrollo (a)	2032	7.84%	USD	73,802	76,362
Banco de Credito del Peru S.A. (b)	2029	6.04% / 10.58%	USD	95,355	92,182
BD Capital SAF (b)	2026	7.68%	USD	20,641	17,775
Bridge loan (c)		Term SOFR 3M + 9.75%
	2024	11.25%	USD	379,928	-
Banco de Credito del Peru S.A. (d)	2024	10.00%	USD	29,628	-
Banco de Credito del Peru S.A.	2024	12.50%	PEN	8,024	8,034
Banco BBVA Peru S.A.	2024	7.94%	USD	1,486	-
Bancolombia S.A.	2025	12.01% / 16.16%	COP	16,209	9,422
Banco de Bogota	2025	14.52% / 15.77%	COP	3	3,364
Other financial entities
BCI Management Administradora General de Fondos S.A. (e)	2027	10.45%	USD	140,615	148,030
Others	2025	9.70% / 13.54%	PEN / CLP	14,454	15,528
Right-of-use-liabilities	2027	5.40% / 22.66%	USD	42,562	37,180
				822,707	407,877

Current				516,029	107,255
Non-current				306,678	300,622
				822,707	407,877

(a)	In December 2022, Viva Negocio Inmobiliario S.A.C. signed a loan agreement with the Banco Interamericano de Desarrollo, for ten (10) years and with two (2) years grace period for principal amortization, for the purpose of building social housing. The loan was fully disbursed in January 2023, for US$20 million, equivalent to S/72.2 million. As of June 30, 2024, the total debt amounts to US$19.9 million, equivalent to S/76.4 million (US$20.2 million, equivalent to S/73.8 million, as of December 31, 2023), which includes principal of S/76.7 million, plus interest of S/0.8 million and the negative effect of deferred charges of S/1.1 million (S/74.3 million, S/0.7 million and S/1.2 million, respectively, at December 31, 2023).

As of December 31, 2023 and June 30, 2024, Viva Negocio Inmobiliario S.A.C. is in compliance with the covenants established in the loan agreement.

(b)	Terminales del Peru (hereinafter “TP”), a joint operation of the subsidiary UNNA Energia S.A., has a medium-term loan agreement with Banco de Credito del Peru S.A. (hereinafter BCP) to finance investments arising from the operation agreement of North and Center terminals for 2015 to 2019 period.

In addition, in November 2019, TP signed a loan agreement to finance the additional investments from 2019 to 2023 for a credit line of US$ 46 million with BCP. This agreement includes an assignee as interest holder, so BD Capital (BDC) acquired 50% of the BCP contractual position through the signature of an accession agreement.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

As of June 30, 2024, the amount recorded for the loans equivalent to the 50% interest held by the subsidiary UNNA Energia S.A. is S/110 million, which includes principal plus interest and net deferred charges (S/116 million as of 31 December 2023).

As of December 31, 2023, and as of June 30, 2024, TP is in compliance with the covenants established in the loan agreement.

(c)	In 2022, the Company entered into a bridge loan agreement for up to US$120 million, with a group of financial institutions comprised by Banco BTG Pactual S.A. - Cayman Branch, Banco Santander Peru S.A., HSBC Mexico, S.A., Institucion de Banca Multiple, Grupo Financiero HSBC, and Natixis, New York Branch. The financing will be repaid over a period of eighteen (18) months, in quarterly interest installments and is secured, subject to the fulfillment of certain precedent conditions, by a flow trust (first lien), a pledge over the shares in UNNA Energia S.A. (first lien), and a trust on the shares of Viva Negocio Inmobiliario S.A.C. (second lien).

On October 5, 2023, and December 27, 2023, payments of US$8 million (equivalent to S/29.1 million) and US$12 million (equivalent to S/43.6 million), respectively, were made. Additionally, on December 27, 2023, the term extension of the bridge loan agreement was signed for up to US$100 million for a period of twelve months.

As of December 31, 2023, the amount of the loan was US$100 million, equivalent to S/379.9 million. On May 14, 2024, the Company repaid the entire US$100 million debt, equivalent to S/363.4 million.

(d)	On February 15, 2023, and May 15, 2023, the Ministry of Agrarian Development and Irrigation - MIDAGRI executed the bank guarantee letter for a total amount of US$ 9.5 million that had been issued by the Company on behalf of Concesionaria Chavimochic S.A.C. as a guarantee under the Concession contract. As a result, the Company entered into a short-term loan with Banco de Credito de Peru.

As of December 31, 2023, the loan was US$7.9 million, equivalent to S/29.6 million. As of June 30, 2024, the Company repaid the entire US$8 million debt, equivalent to S/30.7 million.

(e)	Corresponds to the monetization of dividends of Red Vial 5 S.A., transaction carried out on May 29, 2018, through which an investment agreement was signed between the Company and the Inversiones Concesión Vial S.A.C. (“BCI Peru”) - with the intervention of Fondo de Inversión BCI NV (“Fondo BCI”) and BCI Management Administradora General de Fondos S.A. (“BCI Asset Management”) to monetize future dividends on Red Vial 5 S.A. to be received by the Company. Upon the signature of this agreement, the Company had to indirectly transfer its economic rights over 48.8% of the share capital of Red Vial 5 S.A. by transferring its B class shares (equivalent to 48.8% of its capital) to a vehicle specially incorporated for such purposes called Inversiones en Autopistas S.A. The amount of the transaction was US$ 42.3 million (equivalent to S/138 million) and was completed on June 11, 2018.

In addition, it has been agreed that the Company would have purchase options on 48.8% of Red Vial 5 S.A. economic rights that BCI Peru will maintain through its interest in Inversiones en Autopistas S.A. These options would be subject to certain conditions such as the expiration of different terms, recovery of the investment made with the proceeds of BCI Fund (according to different economic calculations) and/or to control changes.

As of June 30, 2024, the loan balance payable amounts to US$38.6 million, equivalent to S/148 million (as of December 31, 2023, US$37.9 million, equivalent to S/140.6 million) and includes the positive effect of the present value of S/12.4 million (as of December 31, 2023, the negative effect of the present value of S/2.4 million).

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

(f)	The carrying amount and fair value of borrowings are detailed as follows:

	Carrying amount		Fair value
	As of	As of	As of	As of
	December 31,	June 30,	December 31,	June 30,
In thousands of soles	2023	2024	2023	2024

Bank loans	625,076	207,139	616,120	202,897
Other financial entities	155,069	163,558	155,069	163,558
Lease liability for right-of-use asset	42,562	37,180	43,078	37,209
	822,707	407,877	814,267	403,664

As of June 30, 2024, the fair value is based on cash flows discounted using debt rates between 4.5% and 22.7% (between 4.7% and 22.7% as of December 31, 2023) and are included as Level 2 in the level of measurement.

17.	Bonds

This caption comprised the following:

				As of	As of
	Date of	Interest		December 31,	June 30,
In thousands of soles	maturity	rate	Currency	2023	2024

Corporate bonds - Regulation S issued on the United States of America (a)	2029	12.00%	USD	-	699,752
Corporate bonds - Regulation S issued on the United States of America (b)	2039	4.75% + VAC	PEN	628,361	626,733
Corporate Bonds - Lima Stock Exchange issued on Peru (c)	2027	8.38%	PEN	180,119	156,723
Private bonds (d)	2027	8.50%	USD	14,445	13,062
				822,925	1,496,270

Current portion				81,538	94,932
Non-current portion				741,387	1,401,338
				822,925	1,496,270

(a)	On May 14, 2024, the Company made a placement of corporate bonds in the international market, adhering to the guidelines established by Rule 144A and Regulation S of the United States of America. The issuance was made for an amount of US$210 million, with a 5-year bullet amortization term, culminating in the repayment of principal at maturity. The bonds have a risk rating of BB-.

These bonds include the following initial guarantees: (i) Security interest over the Company’s shares in UNNA Energia, (ii) Trust over the Company’s dividends in UNNA Energia, Tren Urbano de Lima, Red Vial 5, Carretera Andina del Sur, Carretera Sierra Piura and Concesionaria La Chira, iii) Credit rights and flows under certain loans granted by the Company to UNNA Energia from the uses of the bond, (iv) Trust of flows of UNNA Energia’s accounts receivable corresponding to Lots III and IV, and (v) Reserve account for debt service.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

For the period ended June 30, 2024, movements in this account are as follows:

In thousands of soles		2024

Balance at January, 1		-
Additions		781,830
Accrued interest		14,218
Exchange difference		23,884
Costs and interest per issue		(120,180)
Interest paid	(85,466)
Debt issuance costs	(34,714)
Balance at June, 30		699,752

As of June 30, 2024, the Company has complied with the related covenants.

(b)	In February 2015, the subsidiary Tren Urbano de Lima S.A. issued international corporate bonds under Regulation S of the United States of America. The issuance was made in VAC soles (adjusted at Constant Update Value) for an amount of S/ 629 million. The bonds have a risk rating of AA+.

These bonds include the following collateral: (i) mortgage on the concession of which Tren Urbano de Lima S.A. is the concessionaire, (ii) security interest on the shares of the Concessionaire, (iii) assignment of the Collection Rights of the Administration Trust, and (iv) a Flow Trust and Reserve Accounts for Debt Service, Operation and Maintenance and ongoing Capex. Issuance costs amounted to S/22 million. As of June 30, 2024, a principal repayment of S/13.1 million has been made (S/12.9 million in 2023).

As of June 30, 2024, an accumulated amortization amounting to S/165.9 million (S/152.8 million as of December 31, 2023) was made.

As of June 30, 2024 the balance includes VAC adjustments and interest payable for S/153.4 million (S/146.1 million as of December 31, 2023).

For the periods ended June 30, 2023 and 2024, the movement of this account is as follows:

In thousands of soles	2023	2024

Balance at January, 1	629,956	628,361
Amortization	(12,860)	(13,078)
Accrued interest	28,739	27,821
Interest paid	(16,473)	(16,371)
Balance at June, 30	629,362	626,733

As of December 31, 2023, and as of June 30, 2024, Tren Urbano de Lima S.A. has complied with the corresponding covenants.

As of June 30, 2024, the fair value amounts to S/626.7 million (S/628.4 million, as of December 31, 2023), is based on discounted cash flows using a rate of 4.7% (4.9% as of December 31, 2023) and corresponds to level 2 of the fair value hierarchy.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

(c)	Between 2015 and 2016, the subsidiary Red Vial 5 S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. The bonds are rated AA+.

According to the terms of the bond issuance agreement, this financing is secured by: (i) a trust of flows from the collection rights and flows derived from the Concession, except for flows corresponding to the Remuneration and the Regulation Fee; (ii) a mortgage on the concession of which Red Vial 5 S.A. is the concessionaire; (iii) movable guarantees on shares; (iv) assignment of rights on the bank letter of guarantee and any other guarantee granted in the Construction Agreement; and (v) in general, all those additional guarantees granted in favor of the secured creditors if applicable.

The purpose of the granted funds was to finance the construction works of the second phase of Red Vial 5 and sales tax related to the execution of project expenses.

For the periods ended June 30, 2023 and 2024, the movement of this account is the following:

In thousands of soles	2023	2024

Balance at January, 1	218,684	180,119
Amortization	(19,134)	(23,148)
Accrued interest	8,639	6,958
Interest paid	(8,851)	(7,206)
Balance at June, 30	199,338	156,723

As of December 31, 2023 and as of June 30, 2024, Red Vial 5 S.A. complied with the respective covenants.

As of June 30, 2024, the fair value amounts to S/160.3 million (as of December 31, 2023, S/184.6 million), is based on discounted cash flows using an annual effective interest rate 8.1% as of December 31, 2023 and as of June 30, 2024 and is within level 2 of the fair value hierarchy.

(d)	At the beginning of 2020, the subsidiary Cumbra Peru S.A. prepared the First Private Bond Program, for US$7.8 million (equivalent to S/25.9 million), which were issued to be exchanged for a previously incurred commercial debt.

For the periods ended June 30, 2023, and 2024 the movement of this account is the following:

In thousands of soles	2023	2024

Balance at January, 1	21,273	14,445
Amortization	(1,851)	(1,866)
Exchange difference	(940)	489
Accrued interest	780	628
Interest paid	(865)	(634)
Balance at June, 30	18,397	13,062

As of June 30, 2024, the fair value amounts to S/11.9 million (S/13.6 million as of December 31, 2023), is based on discounted cash flows using a rate of 14.3% (12% as of December 31, 2023) and is within level 2 of the fair value hierarchy.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

18.	Trade Accounts Payable

This item comprises:

	As of	As of
	December 31,	June 30,
In thousands of soles	2023	2024
Invoices payable	571,438	471,117
Provision of contract costs	592,254	521,899
Notes payable	4,575	1,001
	1,168,267	994,017

Current portion	1,164,266	993,806
Non-current portion	4,001	211
	1,168,267	994,017

The breakdown of the balance of goods and services received but not invoiced by subsidiaries is as follows:

	As of	As of
	December 31,	June 30,
In thousands of soles	2023	2024
Cumbra Peru S.A.	475,159	406,690
Unna Energia S.A.	28,321	37,885
Unna Transporte S.A.C.	23,746	29,017
Viva Negocio Inmobiliario S.A.	13,192	15,507
Cumbra Ingenieria S.A.	17,081	14,307
Tren Urbano de Lima S.A.	20,902	9,558
Aenza S.A.A.	9,477	5,931
Aenza Servicios Corporativos S.A.C.	2,206	1,195
Red Vial 5 S.A.	1,151	842
Others	1,019	967
	592,254	521,899

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

19.	Other Accounts Payable

This caption is comprised by the following:

	As of	As of
	December 31,	June 30,
In thousands of soles	2023	2024
Civil compensation to Peruvian Government (a)	469,839	480,933
Advances received from customers (b)	241,469	213,393
Taxes payable	158,132	155,958
Salaries and other payable to personnel	92,196	99,802
Arbitration payable	68,082	59,222
Accounts payable Consorcio Ductos del Sur	16,729	16,671
Guarantee deposits	24,570	27,963
Acquisition of additional non-controlling interest	6,944	5,604
Royalties payable	9,164	10,127
Other accounts payable	31,014	20,007
	1,118,139	1,089,680

Current portion	608,828	578,738
Non-current portion	509,311	510,942
	1,118,139	1,089,680

(a)	Corresponds to the indemnification in AENZA related to their participation as minority partners in certain entities that developed infrastructure projects in Peru with companies belonging to the Odebrecht group and the projects associated with the “Construction Club”. As indicated in note 1.C), on September 15, 2022, the collaboration and benefits agreement was signed, whereby AENZA acknowledges that it was used by some of its former directors to commit illegal acts until 2016 and consequently undertakes to pay civil reparations to the State for S/333.3 million and US$40.7 million. The civil reparation is subject to a payment term of 12 years, under a legal interest rate in Soles 3.1% and U.S. dollars 1.9%; also the Company is obliged to establish a guarantee package after the Homologation formed through (i) a trust including shares issued by a subsidiary of AENZA (ii) a property belonging to the Company; and (iii) an escrow account with funds equivalent to the annual fee for the following year. Among other conditions, the Agreement includes a restriction for AENZA and the subsidiaries Cumbra Peru S.A. and UNNA Transporte S.A.C. to participate in road construction and maintenance projects with the Peruvian State for a period of two (2) years form the homologation of the Agreement.

On December 27, 2023, the initial installment of the Civil Redress was paid to the Peruvian State for S/10.3 million and US$1.2 million. As of June 30, 2024, the balance including interest amounts to S/327.8 million and US$39.9 million, totaling S/480.9 million (As of December 31, 2023, S/323 million and US$39.5 million, totaling S/469.8 million).

(b)	Advances received from customers correspond mainly of the engineering and construction and real estate segments; and are discounted from the invoicing made in accordance with the terms of the agreements.

	As of	As of
	December 31,	June 30,
In thousands of soles	2023	2024

Cumbra Peru S.A. - Jorge Chavez Airport	93,792	54,888
Viva Negocio Inmobiliario S.A.C. - Real estate projects	73,626	68,798
Cumbra Peru S.A. - San Gabriel - Buenaventura Project	35,923	12,729
Cumbra Peru S.A. - C. Comercial Parque Arauco La Molina	21,448	56,548
Proyecto Especial de Infraestructura de Transporte Nacional	12,454	19,234
Others	4,226	1,196
	241,469	213,393

Current	241,308	213,274
Non-current	161	119
	241,469	213,393

The fair value of current accounts is approximate to their book value due to short-term maturities. The non-current part mainly includes non-financial liabilities such as advances received from customers; the remaining balance is not significant in the financial statements.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

20.	Other Provisions

The balance of this caption as of December 31, 2023 and June 30, 2024 is as follows:

	As of	As of
	December 31,	June 30,
In thousands of soles	2023	2024
Legal claims	91,530	94,876
Tax claims	59,362	60,346
Provision for well closure	64,261	66,678
	215,153	221,900

Current portion	117,086	116,631
Non-current portion	98,067	105,269
	215,153	221,900

For the periods ended June 30, 2023 and 2024, the changes in this caption are as follows:

			Provision
	Legal	Tax	for well
In thousands of soles	claims	claims	closure	Total

As of January 1, 2023	580,215	53,578	68,160	701,953
Additions	8,397	503	222	9,122
Present value	564	-	3,240	3,804
Reversals of provisions	(2,541)	(1,637)	(548)	(4,726)
Reclasification	(6)	(4,196)	-	(4,202)
Payments	(4,922)	-	(38)	(4,960)
Translation adjustments / Exchange difference	(7,941)	-	(1,206)	(9,147)
As of June 30, 2023	573,766	48,248	69,830	691,844

As of January 1, 2024	91,530	59,362	64,261	215,153
Additions	8,245	984	841	10,070
Present value	90	-	2,258	2,348
Reversals of provisions	(1,300)	-	-	(1,300)
Reclasification	(75)	-	(148)	(223)
Payments	(3,811)	-	(1,044)	(4,855)
Translation adjustments / Exchange difference	197	-	510	707
As of June 30, 2024	94,876	60,346	66,678	221,900

As of June 30, 2024, the provisions held by the Corporation are substantially the same as of December 31, 2023.

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

21.	Capital

On December 27, 2023, the Company issued 174,984,912 new common shares, at a price per share of S/0.4971, increasing the Company’s capital stock from S/1,196,979,979 to S/1,371,964,891. The total shares were fully subscribed and paid in two pre-emptive subscription rounds and in the Private Offering. A placement loss of S/87,999,912 was determined, equivalent to the difference between the nominal value of the new common shares issued and the total amount paid. On February 1, 2024, the capital increase was registered in the Company’s registry.

On October 31, 2023, the Board of Directors of AENZA approve to initiate the delisting process of shares, represented by American Depositary Securities (ADSs), on the New York Stock Exchange (NYSE), and the deregistration process of such instruments with the Securities and Exchange Commission of the United States of America (SEC) and the termination of the ADS Programme. On December 7, 2023 was the last trading day of the ADSs on the NYSE. As of December 31, 2023, a total of 70,312,080 shares were represented by ADSs, equivalent to 4,687,472 ADSs at a ratio of 15 shares per ADS. At the end of 2023, there were no shares represented in ADSs.

22.	Deferred Income Tax

The changes in deferred income taxes are as follows:

In thousands of soles	2023	2024
Balance as of January 1	167,330	67,069
Debit (credit) to income statement (note 27)	(25,110)	(8,398)
Other movements	(216)	1,142
Balance as of June, 30	142,004	59,813

23.	Revenue from Contracts with Customers

The corporation’s income is derived principally from the following:

	For the three-month period		For the six-month period
	ended June 30		ended June 30
In thousands of soles	2023	2024	2023	2024

Construction activities	589,395	547,282	1,038,038	1,093,265
Services provided	259,763	253,942	516,343	532,576
Sale of real estate and goods	187,763	169,992	332,678	342,660
Revenue from contracts with customers	1,036,921	971,216	1,887,059	1,968,501

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

A.	Revenues from contracts with customers are mainly broken down by the following periods:

For the three-month period ended June 30,	Engineering and construction		Energy		Infrastructure		Real estate		Parent Company operations		Total
In thousands of soles	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024
Primary geographical markets
Peru	356,264	354,646	146,116	181,562	170,855	172,814	76,546	32,610	6,193	6,302	755,974	747,934
Chile	184,075	65,930	-	-	-	-	-	-	-	-	184,075	65,930
Colombia	96,872	157,352	-	-	-	-	-	-	-	-	96,872	157,352
	637,211	577,928	146,116	181,562	170,855	172,814	76,546	32,610	6,193	6,302	1,036,921	971,216
Major products/ service lines
Construction activities	589,395	547,282	-	-	-	-	-	-	-	-	589,395	547,282
Engineering services	47,816	30,646	-	-	-	-	-	-	-	-	47,816	30,646
Oil and gas extraction, storage and dispatching services	-	-	33,754	42,819	-	-	-	-	-	-	33,754	42,819
Transportation services	-	-	-	-	102,035	102,763	-	-	-	-	102,035	102,763
Road concession services	-	-	-	-	67,604	68,870	-	-	-	-	67,604	68,870
Water treatment service	-	-	-	-	1,216	1,181	-	-	-	-	1,216	1,181
Property rental	-	-	-	-	-	-	1,145	1,361	-	-	1,145	1,361
Parent company services and others	-	-	-	-	-	-	-	-	6,193	6,302	6,193	6,302
Sale of real estate and lots	-	-	-	-	-	-	75,401	31,249	-	-	75,401	31,249
Sale of oil and gas	-	-	112,362	138,743	-	-	-	-	-	-	112,362	138,743
	637,211	577,928	146,116	181,562	170,855	172,814	76,546	32,610	6,193	6,302	1,036,921	971,216
Timing of revenue recognition
Transferred at a point in time	-	-	146,116	181,562	-	-	76,546	32,610	6,193	6,302	228,855	220,474
Transferred over time	637,211	577,928	-	-	170,855	172,814	-	-	-	-	808,066	750,742
	637,211	577,928	146,116	181,562	170,855	172,814	76,546	32,610	6,193	6,302	1,036,921	971,216
Revenue from contracts with customers	637,211	577,928	146,116	181,562	170,855	172,814	76,546	32,610	6,193	6,302	1,036,921	971,216

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

For the six-month period ended June 30,	Engineering and construction		Energy		Infrastructure		Real estate		Parent Company operations		Total
In thousands of soles	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024
Primary geographical markets
Peru	588,342	691,127	310,992	353,937	340,904	370,835	94,196	76,431	11,695	12,482	1,346,129	1,504,812
Chile	349,546	122,136	-	-	-	-	-	-	-	-	349,546	122,136
Colombia	191,384	341,553	-	-	-	-	-	-	-	-	191,384	341,553
	1,129,272	1,154,816	310,992	353,937	340,904	370,835	94,196	76,431	11,695	12,482	1,887,059	1,968,501
Major products/ service lines
Construction activities	1,038,038	1,093,265	-	-	-	-	-	-	-	-	1,038,038	1,093,265
Engineering services	91,234	61,551	-	-	-	-	-	-	-	-	91,234	61,551
Oil and gas extraction, storage and dispatching services	-	-	70,253	85,172	-	-	-	-	-	-	70,253	85,172
Transportation services	-	-	-	-	203,606	204,427	-	-	-	-	203,606	204,427
Road concession services	-	-	-	-	134,819	163,966	-	-	-	-	134,819	163,966
Water treatment service	-	-	-	-	2,479	2,442	-	-	-	-	2,479	2,442
Property rental	-	-	-	-	-	-	2,257	2,536	-	-	2,257	2,536
Parent company services and others	-	-	-	-	-	-	-	-	11,695	12,482	11,695	12,482
Sale of real estate and lots	-	-	-	-	-	-	91,939	73,895	-	-	91,939	73,895
Sale of oil and gas	-	-	240,739	268,765	-	-	-	-	-	-	240,739	268,765
	1,129,272	1,154,816	310,992	353,937	340,904	370,835	94,196	76,431	11,695	12,482	1,887,059	1,968,501
Timing of revenue recognition
Transferred at a point in time	-	-	310,992	353,937	-	-	94,196	76,431	11,695	12,482	416,883	442,850
Transferred over time	1,129,272	1,154,816	-	-	340,904	370,835	-	-	-	-	1,470,176	1,525,651
	1,129,272	1,154,816	310,992	353,937	340,904	370,835	94,196	76,431	11,695	12,482	1,887,059	1,968,501
Revenue from contracts with customers	1,129,272	1,154,816	310,992	353,937	340,904	370,835	94,196	76,431	11,695	12,482	1,887,059	1,968,501

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

B.	Balances of contract assets and liabilities is mainly comprised of:

		As of	As of
		December 31,	June 30,
In thousands of soles	Note	2023	2024

Receivables	10.a	204,167	267,601
Unbilled receivables	10.b and c	1,626,605	1,603,117
Guarantee deposits	12.e	82,230	71,474
Advances received from customers	19.b	(241,469)	(213,393)

Contract assets primarily relate to rights to consideration for work performed, but not billed at the reporting date. Contract liabilities relate primarily to advance consideration received from customers for which revenue is recognized over time.

The following is a detail of the movement of contract liabilities:

	For the three-month period		For the six-month period
	ended June 30		ended June 30
In thousands of soles	2023	2024	2023	2024

Balance as beginning of period	378,457	238,113	365,730	241,456
Advances received from customers	210,071	73,271	313,863	162,467
Compensation of customer advances	(117,366)	(97,991)	(208,431)	(190,530)
Balance as of June, 30	471,162	213,393	471,162	213,393

Revenue from contract liabilities recognized as of June 30, 2024, is S/190.5 million (S/208.4 million as of June 30, 2023).

24.	Expenses by Nature

For the periods ended June 30, 2023 and 2024, this caption comprises the following:

		For the three-month period			For the six month period
		ended June 30			ended June 30
		Cost			Cost
		of goods	Administrative		of goods	Administrative
In thousands of soles	Note	and services	expenses	Total	and services	expenses	Total
2023
Salaries, wages and fringe benefits		251,801	31,917	283,718	507,878	61,080	568,958
Services provided by third-parties		348,308	16,839	365,147	606,853	26,274	633,127
Purchase of goods		149,318	-	149,318	259,661	-	259,661
Other management charges		93,963	1,622	95,585	183,967	4,414	188,381
Depreciation	15.a	12,811	4,631	17,442	27,488	7,890	35,378
Amortization	15.b	38,787	988	39,775	73,083	1,978	75,061
Impairment of accounts receivable		1,289	891	2,180	1,289	891	2,180
Taxes		6,358	172	6,530	11,632	396	12,028
		902,635	57,060	959,695	1,671,851	102,923	1,774,774

		Cost			Cost
		of goods	Administrative		of goods	Administrative
In thousands of soles	Note	and services	expenses	Total	and services	expenses	Total
2024
Salaries, wages and fringe benefits		213,253	32,219	245,472	402,616	62,356	464,972
Services provided by third-parties		287,240	14,714	301,954	599,733	26,537	626,270
Purchase of goods		210,184	-	210,184	430,794	-	430,794
Other management charges		93,669	2,884	96,553	191,293	5,880	197,173
Depreciation	15.a	11,881	2,993	14,874	22,512	5,982	28,494
Amortization	15.b	33,253	1,595	34,848	62,962	3,143	66,105
Taxes		5,699	286	5,985	14,555	566	15,121
		855,179	54,691	909,870	1,724,465	104,464	1,828,929

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

25.	Other Income and Expenses, Net

For the periods ended June 30, 2023, and 2024, this item comprises:

	For the three-month period		For the six-month period
	ended June 30,		ended June 30,
In thousands of soles	2023	2024	2023	2024
Other income:
Sale of assets and intangibles	2,957	5,239	4,000	5,955
Recovery of provisions and impairments	557	328	1,900	674
Penalty income	167	119	326	584
Insurance compensation	316	51	2,978	75
Supplier debt forgiveness	13	-	158	-
Others	1,619	1,263	2,757	2,485
	5,629	7,000	12,119	9,773

Other expenses:
Net cost of fixed assets disposal	1,515	4,384	2,138	4,613
Administrative sanctions and legal processes	1,999	1,073	6,847	4,339
Disposal of assets	394	336	596	363
Others	1,153	633	1,537	914
	5,061	6,426	11,118	10,229
Other income and expenses, net	568	574	1,001	(456)

26.	Financial Income and Expenses

A.	Financial Income and Expenses

For the periods ended June 30, 2023 and 2024, this caption comprises the following:

	For the three-month period		For the six-month period
	ended June 30,		ended June 30,
In thousands of soles	2023	2024	2023	2024

Financial income:
Interest on bank deposits	6,768	5,402	13,187	12,711
Exchange difference gain, net (note 4.A.a.i)	1,083	-	12,379	-
Others	281	324	598	564
	8,132	5,726	26,164	13,275

Financial expenses:
Interest expense on:
- Bank loans	23,337	18,289	44,708	41,555
- Bonds	4,628	18,405	9,417	22,320
- Loans from third parties	1,988	7,528	4,819	12,838
- Financial lease right-of-use	1,168	833	2,476	1,744
- Financial lease	1	-	9	-
Commissions and collaterals	4,143	2,119	8,925	7,561
Interests from Tax Administration	7,417	5,136	10,483	8,854
Exchange difference loss, net (note 4.A.a.i)	-	3,817	-	19,300
Other financial expenses	1,943	2,035	5,600	4,348
	44,625	58,162	86,437	118,520

As of June 30, 2024, the increase corresponds mainly to accrued interests and the amortization of prepaid interest and costs incurred on the bonds issued by the Company on May 14, 2024, for US$210 million (Note 17.a).

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

B.	Gain (loss) from present value of financial assets or liabilities

For the periods ended June 30, 2023, and 2024 comprises:

	For the three-month period		For the six-month period
	ended June 30,		ended June 30,
In thousands of soles	2023	2024	2023	2024

Interest income for present value of financial asset or liability (a)	6,910	755	24,549	1,769
Interest expenses for present value of financial asset or liability (b)	(553)	(13,189)	(4,386)	(16,508)
	6,357	(12,434)	20,163	(14,739)

For the period ended June 30, 2024, there is a net decrease compared to the same period of the previous year mainly due to:

a)	Decrease due to the adjustment in the present value of the account receivable from Gasoducto Sur Peruano S.A. for S/18 million due to the decrease in the discount rate applied from 5.86% to 4.98% as of June 30, 2023.

b)	Increase due to adjustment to the fair value of the loan from BCI in Inversiones en Autopistas S.A. for S/12.4 million due to the increase in the discount rate applied from 9.23% to 9.97% as of June 30, 2024.

27.	Income Tax

A. For the periods ended June 30, 2023 and 2024, the income tax expense shown in the consolidated statement of profit comprises:

	For the three-month period		For the six-month period
	ended June 30,		ended June 30,
In thousands of soles	2023	2024	2023	2024

Current income tax	11,289	14,352	47,303	49,627
Deferred income tax (note 22)	28,743	21,248	25,110	8,398
Income tax expense	40,032	35,600	72,413	58,025

B. For the periods ended June 30, 2023 and 2024, the Corporation’s income tax differs from the notional amount that would result from applying the Corporation’s weighted average corporate income tax rate to consolidated pretax income as follows:

	For the three-month period		For the six-month period
	ended June 30,		ended June 30,
In thousands of soles	2023	2024	2023	2024

Profit (loss) before income tax	48,450	(2,128)	74,832	20,762
Income tax by applying local applicable tax
rates on profit generated in the respective countries	15,057	(3,410)	23,297	2,383
Tax effect on:
- Non-deductible expenses	6,328	19,052	8,435	29,800
- Unrecognized deferred income tax asset	12,386	(1,235)	31,397	2,740
- Equity method	(234)	(243)	(489)	(481)
- Provision of tax contingencies	4,724	-	4,724	-
- Change in prior years estimations	1,771	16,573	5,049	18,720
- Others	-	4,863	-	4,863
Income tax	40,032	35,600	72,413	58,025

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

28.	Contingencies, Commitments and Guarantees

Under Management’s opinion and of its legal advisors, provisions recognized mainly for civil lawsuits, labor disputes, tax claims, contentious and administrative processes are sufficient to cover the results of these probable contingencies (note 20), and the balance of possible contingencies is S/484.1 million (S/482.3 million as of December 31, 2023).

As of June 30, 2024, the Corporation maintains guarantees and letters of credit in force in several financial entities guaranteeing operations for US$554.74 million (US$538.3 million, as of December 31, 2023).

29.	Non-Controlling Interests

The following table summarizes information regarding each of the Corporation’s subsidiaries that have significant noncontrolling interests, prior to any intragroup elimination. any intragroup elimination.

At June 30, 2023	VIVA Negocio inmobiliario S.A.C. and subsidiaries	Red Vial 5 S.A.	Tren Urbano de Lima S.A.	Cumbra Ingenieria S.A. and subsidiaries	Unna Energia S.A.	Cumbra Peru S.A. and subsidiaries	Promotora Larcomar S.A.	Other individually immaterial subsidiaries	Intra-group eliminations	Total
In thousands of soles
Percentage of non-controlling interest	0.46%	33.00%	25.00%	10.59%	5.00%	0.61%	53.45%
Current assets	486,343	91,235	307,026	132,723	191,493	1,317,830	299
Non-current assets	181,724	301,350	731,270	9,140	691,177	840,114	13,368
Current liabilities	(216,560)	(59,547)	(109,076)	(108,965)	(218,634)	(1,750,499)	(51)
Non-current liabilities	(71,813)	(162,374)	(701,532)	(1,298)	(207,676)	(138,888)	(7,729)
Net assets	379,694	170,664	227,688	31,600	456,360	268,557	5,887
Net assets atributable to non-controlling interest	95,692	56,319	56,922	3,341	32,720	878	3,147	(115)	31	248,935
Revenues	94,373	102,279	204,678	99,187	310,992	1,039,497	-
Profit of the period	12,704	15,585	39,410	27	21,958	(78,508)	58
Other comprehensive income	-	-	-	(45)	-	9,011	-	286	-	9,252
Total comprehensive income for the period	12,704	15,585	39,410	(18)	21,958	(69,497)	58
Profit (loss) of the period, allocated to non-controlling interest	7,203	5,143	9,853	11	3,337	(611)	31	(176)	190	24,981
Other comprehensive income, allocated to non-controlling interest	-	-	-	(5)	-	40	-	-	-	35

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

At June 30, 2024	VIVA Negocio inmobiliario S.A.C. and subsidiaries	Red Vial 5 S.A.	Tren Urbano de Lima S.A.	Cumbra Ingenieria S.A. and subsidiaries	Unna Energia S.A.	Cumbra Peru S.A. and subsidiaries	Promotora Larcomar S.A.	Other individually immaterial subsidiaries	Intra-group eliminations	Total
In thousands of soles
Percentage of non-controlling interest	0.46%	33.00%	25.00%	10.59%	5.00%	0.47%	53.45%
Current assets	395,619	118,952	307,695	119,637	278,236	1,246,663	298
Non-current assets	184,833	219,406	773,461	6,785	682,788	701,213	13,368
Current liabilities	(129,487)	(120,852)	(130,922)	(97,100)	(275,763)	(1,304,675)	(53)
Non-current liabilities	(71,713)	(113,294)	(693,989)	(136)	(195,277)	(136,075)	(7,756)
Net assets	379,252	104,212	256,245	29,186	489,984	507,126	5,857
Net assets atributable to non-controlling interest	87,018	34,390	64,061	3,080	35,217	2,247	3,130	(111)	(1,948)	227,084
Revenues	76,537	117,196	205,540	61,550	353,937	1,101,361	-
Profit of the period	10,204	25,120	39,340	450	33,765	(69,555)	(18)
Other comprehensive income	-	-	-	70	-	(3,946)	-	(701)	-	(4,577)
Total comprehensive income for the period	10,204	25,120	39,340	520	33,765	(73,501)	(18)
Profit (loss) of the period, allocated to non-controlling interest	7,911	8,290	9,835	48	3,872	(335)	(10)	15	-	29,626
Other comprehensive income, allocated to non-controlling interest	-	-	-	8	-	(20)	-	-	-	(12)

AENZA S.A.A. and Subsidiaries

Notes to the Interim Condensed Consolidated Financial Statements

As of December 31, 2023, and June 30, 2024

30.	Dividends

In compliance with certain covenants applicable as of to this date produced by agreements subscribed by the corporation, the Company will not pay, except for transactions with non-controlling interests. Certain of our debt or other contractual obligations may restrict our ability to pay dividends in the future.

Additionally, the Collaboration and Benefits Agreement does not allow the distribution of dividends until 40% of the total amount of the committed civil penalty described in note 1.C has been paid.

For the period ended June 30, 2024, the Corporation’s subsidiaries have paid dividends to its non-controlling interests of S/24.6 million and paid S/6.8 million plus S/8.1 million for dividends declared in 2023 (as of June 30, 2023, the subsidiaries paid S/50.7 million to its non-controlled interests).

31.	Gain (Loss) per Share

The basic (loss) gain per common share has been calculated by dividing the loss of the period attributable to the Corporate’s common shareholders by the weighted average of the number of common shares outstanding during that period.

For the periods ended June 30, 2023, and 2024, the basic loss per common share is as follows:

		For the three-month period		For the six-month period
		ended June 30,		ended June 30,
In thousands of soles		2023	2024	2023	2024
Loss attributable to owners of the Company during the period		(5,174)	(51,349)	(22,562)	(66,889)
Weighted average number of shares in issue at S/1.00 each, at June 30,		1,196,979,979	1,371,964,891	1,196,979,979	1,371,964,891
Basic loss per share (in S/)	(*)	(0.004)	(0.038)	(0.019)	(0.049)
Weighted average number of shares (diluted) in issue at S/1.00 each, at June 30,		1,196,979,979	1,371,964,891	1,196,979,979	1,371,964,891
Diluted loss per share (in S/)	(*)	(0.004)	(0.038)	(0.019)	(0.049)

(*)	The Corporation does not have common shares with dilutive effects as of June 30, 2023 and 2024.

32.	Events after the date of the interim condensed financial statement

From July 1, 2024, through the date of issuance of this report, the following significant event has occurred:

Capital Increase

On July 24, 2024, the Board of Directors agreed to call a general shareholders' meeting, on first call on August 20, 2024, on second call on August 26, 2024, and on third call on September 2, 2024, respectively. The purpose of this meeting is to submit a capital increase through new cash contributions, up to an amount in local currency equivalent to US$55 million. Likewise, the meeting will also address the terms for the exercise of the corresponding pre-emptive subscription right and the delegation of powers to the Board of Directors for the definition of the terms of the capital increase.

In addition to this event, no additional material facts or events have occurred that would require adjustments or disclosures in the consolidated financial statements as of June 30, 2024.

July 24, 2024

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ CRISTIAN RESTREPO HERNANDEZ
Name:	Cristian Restrepo Hernandez
Title:	VP of Corporate Finance
Date:	July 24, 2024

Consolidated Results Report 2Q2024 July 24, 2024

Consolidated Results Report - Third Quarter of 2014 Consolidated Results Report - 2Q2024 This management discussion and analysis (MD&A) should be used in combination with the fi - nancial statements for the second quarter 2024 (2Q 2024). The aforementioned financial statements can be downloaded from our website: https://investorrelations.aenza.com.pe/reportes/estados - financieros/consolidados Financial results include adjustments to the revenue and cost recognition methodology in the subsidiaries of the Engineering & Construction business unit . As of December 31 , 2023 , the Com - pany recognized service revenue from construction contracts on a percentage - of - completion ba - sis in accordance with the product method ; however, given the current terms of customer con - tracts awarded beginning in 2024 , management believes that the method that best reflects and measures the transfer of control of goods and services to its customers and full satisfaction of the performance obligation is the recourse method . Therefore, beginning in 2024 , the Company applies the recourse method to measure the progress of all of its contractual performance obli - gations being satisfied over time . Page 2

Consolidated Results Report - Third Quarter of 2014 1. Page 3 Full and timely compliance with our legal and civil commitments to the Peruvian prosecutor (Fiscalía) and the Peruvian General Attorney (Procuraduría), including payment of civil reparations and/or fines according to the schedule agreed with these two institutions; 2. Enhances our compliance best practices, such as the continued strengthening of a strong compliance structure, policies, procedures and training in line with the U . S . Foreign Corrupt Practices Act, other applicable anti - corruption rules and regulations, and Anti - Money Laundering standards, supported by the redesign and implementation of new committee structures . 3. Strengthening the company’s corporate governance structure with best practices, including changes to the organization of our Board of Direc - tors, which now consist of four committees, that will allow for a comprehensive corporate oversight and demonstrate the company’s commit - ment to the highest corporate governance standards ; 4. Execution of our proposed corporate reorganization, which involves the creation of two holding companies, one of which will be a regional infra - structure development platform . At the same time, we will continue to seek opportunities to complement our portfolio and strengthen our mar - ket position, with the goal of becoming a leading concession management company in the region ; and 5. Continue ongoing discussions with the Peruvian government on new projects associated with Line 1 and Norvial. Consolidated Results Report - 2Q2024 Strategy Our strategy is to strengthen our business units, with the goal of becoming one of the leading Latin American infrastructure development platforms . Considering the high entry barriers that the infrastructure business entails, the company’s plan is to build on top of the leadership as an infrastructure company in Peru, expanding its business to nearby countries like Chile, Colombia, and Brazil, through new concessions and PPPs from third parties . We intend to participate in new tenders and acquisitions in Peru and other countries in the region, including Chile, Colombia and Brazil, with the goal of creating one of the largest regional platform for the development of infrastructure projects . In addition, as part of our strategy for the next years, we will also enhance our other business units. In our Energy business we will continue to deliver refined hydrocarbons from the terminals that we operate, and we will seek to advance production from Blocks III and IV and our Gas Plant in Talara. Our Real Estate business will seek to grow in the affordable housing sector. Finally, our Engineering and Construction business will work to consolidate its position in Chile and Colombia and continue to strengthen its focus in Peru, while we explore options for a strategic partnership. Our strategy for the next years is to focus on the following initiatives:

Consolidated Results Report - Third Quarter of 2014 Consolidated Results Report - 2Q2024 Executive Summary As of 2 Q 2024 , our projects are developing in a normalized manner . The Energy is developing the 2 nd drilling campaign of Block III and the 7 th drill - ing campaign of Block IV . Likewise, on July 24 , 2024 , the Board of Directors agreed to convene a General Shareholders' Meeting, on first call on August 20 , 2024 , on second call on August 26 , 2024 , and on third call on September 2 , 2024 , respectively, to submit to the Meeting, in two separate sessions, i) a capital increase by new monetary contributions up to the amount in local currency equivalent to US $ 55 , 000 , 000 . 00 , the terms for the exercise of the corresponding preemptive subscription right and the delegation of powers to the Board of Directors for the definition of the terms of the capital increase, and ii) the definition of the number of members of the Board of Directors and the Board candidates to be elected for the period August 2024 to March 2027 . Page 4 (i) In June 2018, AENZA transferred economic rights over 48.8% of the share capital of Red Vial 5 S.A.A. The company continues to possess voting rights over Red Vial 5 S.A.A. (ii) 43.3% of the equity in Viva owned by our subsidiary Cumbra was transferred to AENZA S.A.A. in 4Q2022. (iii) 100% of Cumbra Ingenieria shares of AENZA have been assigned to a trust formed in benefit of the Peruvian state to secure the company’s contingent obligation to pay compensation in compliance with Law 30737. Note : The Consolidated Results Report presents the accumulated figures as of 2Q2023 and 2Q2024. References made to “2Q2023”, “2Q2024” and “Second Quarter” are made to the period of six months from January 01 to June 30 of the corresponding year. % AENZA Term Type of Service Adj. EBITDA Margin % Revenues from AENZA (Consolidated) Subsidiaries 67% ( i ) 2003 - 2028 Concessionaire of Red Vial 5 Highway 58.7% 5.6% Norvial Infrastructure 100.00% 2007 - 2032 Concessionaire of Nazca - Cuzco Highway - 5.8% 1.9% Survial 100.00% 2006 - 2025 Concessionaire of the Bs As - Canchaque Highway 17.8% 0.4% Canchaque 100.00% - Company that operates Peruvian roads and highways, including three private concessions and the Line 1 of the Lima Metro. 0.8% 6.3% UNNA Transporte 75.00% 2011 - 2041 Line 1 of the Lima Metro: Concessionaire of Line 1 47.8% 9.8% Línea 1 50.00% 2010 - 2037 La Chira: Concessionaire for the construction, operation and maintenance of a waste water treatment plant in Lima 42.2% 0.1% La Chira 95% (consolidated) 32.2% 16.8% UNNA Energía Energy 100.00% 2015 - 2045 B lo c k I I I 29.8% 11.1% Upstream Services 2015 - 2045 B lo c k IV 1993 - 2023 B lo c k V Gas Processing Plant owned by UNNA Energia since 2006 35.7% 2.1% Natural Gas Plant 50.00% 2014 - 2034 Operation of five fuel terminals in Peru North and Central Fuel Terminals 42.6% 2.1% Storage and Distribution 99. 5 4% ( i i ) - Real estate development company 28.2% 3.6% Viva Real Estate 99.39% - Construction company, founded in 1933, comprised of three divisions: electromechanic construction, civil construction and building construction. - 2.0% 30.3% Cumbra Perú Engineering & Construction 99.16% - E&C company formed by the merger of two Chilean companies: Vial y Vives acquired in 2012 and DSD Construcciones y Montajes acquired in 2013. 23.6% 5.8% Vial y Vives - DSD 100.00% - Colombian company acquired in 2014, specialized in electromechanical assemblies, civil works, and services for the oil and gas industry and energy industry. - 14.0% 16.2% Morelco 89. 4 1% ( i ii ) - Engineering consulting firm, founded in 1984, comprised of two different divisions: Supervision and Engineering & Geomatics. 3.8% 2.9% Cumbra Ingeniería

Consolidated Results Report - Third Quarter of 2014 Q U A RT E R LY REVE N UES (S/ MM) REVENUES BY SEGMENT as of 2Q2024 ADJUSTED EBITDA BY SEGMENT as of 2Q2024 GROSS PROFIT BY SEGMENT as of 2Q2024 QUARTERLY ADJUSTED EBITDA (S/ MM) Consolidated Results Report - 2Q2024 2Q2024 Financial Highlights x The Group achieved Revenues of S/ 1,969 MM during 2Q2024, 4.3% higher than the result obtained in 2Q2023 x Gross Profit amounted to S/ 244 MM in 2Q2024, a 13.4% increase compared to 2Q2023 x Consolidated Adjusted EBITDA was S/ 276 MM in 2Q2024, 4.0% higher than the result obtained 2Q2023 x A Net Loss of S/ 67 MM was registered in 2Q2024, 196.5% higher than the loss obtained in 2Q2023 x Backlog amounted to US$ 818 MM as of 2Q2024 and the recurrent businesses amounted to US$ 959 MM, reaching a total of US$ 1,778 MM Backlog plus recurrent businesses, equivalent to 1.54x the annual revenues 1 , 03 7 1,21 5 1 , 19 9 997 971 2 Q 2 3 3 Q 2 3 4 Q 2 3 1 Q 2 4 2 Q 2 4 156 318 235 143 133 2 Q 2 3 3 Q 2 3 4 Q 2 3 1 Q 2 4 2 Q 2 4 55% 24% 17% 4% 50% 60% 0% 10% 20% 30% E n g i n ee r i n g & C on s t r u c t i o n Energy 40% I n f r as t r u c t u r e Real Estate 51% 30% 10% 8% 0% 10% 20% Engineering & Construction 30% 40% Infrastructure 50% Energy 60% Real Estate - 11% 61% 42% 8% - 20% 0% Engineering & Construction 20% 40% Infrastructure 60% E n e r g y 80% Real Estate Page 5

Consolidated Results Report - Third Quarter of 2014 Consolidated Results Report - 2Q2024 Consolidated Results Revenues Revenues at the end of 2 Q 2024 reached S/ . 1 , 968 . 5 MM, 4 . 3 % higher than the figure reported at the end of 2 Q 2023 . In the Engineering and Construction area, the increase in revenues was due to the higher production volume in the projects under execution, mainly in Morelco for the Santa Monica project with Ecopetrol in Colombia and in Cumbra Peru for the project with LAP for the construction of the new Jorge Chavez Airport Terminal, the San Gabriel project with Buenaventura, and the pro - ject with Parque Arauco for the La Molina Shopping Center . Likewise, in the Infrastructure area, the increase is mainly explained by higher revenues from Survial due to greater execution of works related to the El Niño Phenomenon and from Norvial due to greater traffic and execution of works . In Energy, the higher revenues are explained by the higher production and price of oil in the Up - stream business and the higher revenues in the Gas Plant related to the maquila service provided to Petroperú . Gross Profit Consolidated Gross Profit increased by 13.4% in 2Q2024 mainly due to better margins related to: i) in Energy due to better results in the Gas Plant related to the maquila service provided to Petroperú and to the Terminales business due to a growth in storage and dispatch, and ii) in Infrastructure due to higher traffic in Norvial . This was partially offset by lower margins in the Real Estate business due to lower sales of industrial lots in Almonte and in E&C due to the lower profit recorded in Morelco for the Santa Monica project with Ecopetrol . Operational Income Administrative Expenses increased by 1.5% in 2Q2024, reaching 5.3% of revenues compared to 5.5% of revenues in 2Q2023. Other Operating Income and Expenses in 2 Q 2024 mainly records in the E&C Business the adjust - ment of the provision for the INDECOPI fine of S/ 2 . 2 MM for the update of the tax unit in Cumbra Peru (S/ 4 . 0 MM in 2 Q 2023 ) and the sale of machinery . As a result, Operating Income increased in 2 Q 2024 compared to 2 Q 2023 , with a margin of 7 . 1 % in 2 Q 2024 vs . 6 . 0 % in 2 Q 2023 . Financial Expenses In 2 Q 2024 , net Financial Expenses increased by 91 . 8 % vs . 2 Q 2023 , mainly due to financial interest on the Corporate Bond and interest related to the plea agreement included since December 2023 . Likewise, in 2 Q 2024 an interest expense was recorded for an adjustment to fair value of the loan from BCI to Inversiones en Autopistas S . A . for S/ . 14 . 8 MM due to the increase in the discount rate . The Exchange Difference is mainly explained by the dollar position of assets and liabilities and the depreciation of the currency . Net income Consolidated Net Loss in 2Q2024 was S/. 66.9 MM. The net margin went from – 1.2% in 2Q2023 to – 3.4% in 2Q2024. EBITDA Adjusted EBITDA in 2Q2024 increased by 4.0% compared to 2Q2023 from S/. 265.0 MM to S/. 275.5 MM. Further details on the variations in figures are described in each of the business areas shown next. CAPEX As of 2Q2024 and 2Q2023, the CAPEX related to the Energy Business corresponds mainly to the drilling of wells in Blocks III and IV. Investments related to Line 1 for infrastructure and rolling stock spare parts are included as financial assets related to concession agreements in the cash flow from operating activities. Var % 2Q2024 2Q2023 CAPEX (Thousands of US$) 58.5% 912 575 Infrastructure - 48.7% 13,512 26,325 Energy 197.2% 412 139 Real Estate 29.0% 1,324 1,026 Engineering & Construction - - - Holding - 42.4% 16,160 28,065 Consolidated Page 6

Consolidated Results Report - Third Quarter of 2014 Consolidated Results Report - 2Q2024 Consolidated Results Backlog Consolidated Backlog (US $ 818 MM) plus the Recurrent Businesses (US $ 959 MM) amounted to a total backlog of US $ 1 , 778 MM as of 2 Q 2024 , which repre - sents a ratio of Backlog + Recurrent Businesses / Revenues of 1 . 54 years . From the total Backlog registered at the end of 2Q2024, US$ 380.2 MM will be executed during 2024, US$ 242.1 MM during 2025, and US$ 196.1 MM during 2026 onwards. From the recurrent businesses, US$ 139.4 MM in 2024, US$ 302.1 MM during 2025, and US$ 517.9 MM in 2026 onwards. As of June 2024, the Mancoraland contract was excluded from the E&C backlog because the client decided not to continue with the project. The recurrent businesses are the Oil and Gas segment and the concession of the toll road Ancon - Huacho - Pativilca (Norvial). For further details on the backlog, please go to the appendix page. Consolidated Backlog (US$ MM) Backlog by Type of Client 2Q2023 vs 2Q2024 Backlog by Business Segment 2Q2023 vs 2Q2024 Backlog by Sector 2Q2023 vs 2Q2024 Backlog by Geography 2Q2023 vs 2Q2024 1,29 0 1,11 6 1,15 2 1,060 818 927 890 887 959 1.9 5 1.73 921 1.7 6 1.6 2 1.5 4 0 . 0 0 0 . 5 0 1 . 0 0 1 . 5 0 2 . 0 0 2 . 5 0 0 5 0 0 1 , 0 0 0 1 , 5 0 0 2 , 0 0 0 2 , 5 0 0 2 Q 2 3 3 Q 2 3 4 Q 2 3 1 Q 2 4 2 Q 2 4 B a c kl o g Recurrent Businesses Backlog + Recurrent Businesses/ Revenues Ratio 2,036 2,042 1,948 1,778 2,217 En g i n ee r i n g & Construction 20% I n fr a s t r u ct u r e 40% Re a l E s t a te 2% En e rg y 38% Mi n i n g Pr oj e c ts 6% Oi l a n d G a s 46% Sew a g e 0.2% Re a l E s t a te W a ter a n d 3% T r an s po r t 44% Ot h e r s 1.0% P r i v a te 23% P ub li c 5% C on c e ss i on s 72% P e r u 94% C h il e 1% Co l omb i a 5% E n g in ee r in g & Construction 34% Re a l E s t a te 2% I n fr a s t r u c t u r e 34% En e rg y 30% Mining Projects, 9% O i l a n d G a s , 44% W a ter a n d Sewage, 0.1% Real Estate, 2% T r a n s po r t, 45% Ot h e rs , 0.1% Pr i v a te 31% P ubli c 11% Co n c e ss io n s 58% P e r u 87% Page 7 Chil e 2% Colo m bi a 11%

Consolidated Results Report - Third Quarter of 2014 P a ge 8 Consolidated Results Report - 2Q2024 Composition of Indebtedness Consolidated Financial Liabilities at the end of 2 Q 2024 amounted to US $ 496 . 3 MM (S/ . 1 , 904 . 1 MM) . Debt at the end of 2 Q 2024 increased 12 . 0 % compared to the end of 2023 , mainly due to the issuance of the Corporate Bond . Of the total Financial Debt, US $ 32 . 8 MM correspond to working capital, associated to the clients’ accounts receivables and leasing's for the acquisition of machinery and equipment . The amount of US $ 232 . 8 MM corresponds to Infrastructure Project Finance, which is debt without recourse, with guarantees and cash flows from the project itself . Likewise, US $ 182 . 4 MM correspond to the Corporate Bond (excluding US $ 21 . 0 MM of the initial issuance discount - “OID”) . On May 14 , 2024 , AENZA made an issu - ance of bonds in the international market for US $ 210 MM, with an amortization term of 5 years at maturity . The proceeds of this loan were used, among other corporate purposes, to execute the amortization of the bridge loan, fund the reserve account for the payment of the next bond coupon, repayment of certain financial obligations and the Company's organic and inorganic financing . On the other hand, US $ 38 . 6 MM correspond to the accounting record according to IFRS of the sale of 48 . 8 % of the shares of Norvial, which includes the transfer of political rights to AENZA, with an option to repurchase the shares . Additionally, US $ 9 . 6 MM correspond to leasings under IFRS 16 . Maturity of Financial Liabilities (US$ Thousands) Debt by Currency Debt by Business Unit Surety Bonds by Type Surety Bonds by Business Unit Surety Bonds: Consolidated surety bonds at the end of 2Q2024 amount to US$ 554.7 MM (S/. 2,128.5 MM). The surety bonds in Holding are related to the tax payment by installments with SUNAT. E ng i n ee r i n g & Construction 2% N o H o l d i n g 38% S o l es, 42 . 4 % U S D o ll a r s, 56.9% Chilean peso, 0.1% C o l o m b i a n p es o , 0.7% Financial Liabilities (US$ Thousands) 2Q2024 1Q2024 4Q2023 3Q2023 2Q2023 32,845 34,790 31,215 33,314 36,515 Working Capital + Leasing 232,842 244,722 248,985 247,206 256,862 P r o j e c t F i n a n c e - 7,614 7,980 7,985 7,970 C o r po r a t e De b t 265,687 287,126 288,179 288,504 301,347 Total banking debt - 102,478 102,324 123,963 122,979 B r i d g e L o a n 182,370 - - - - C o r po r a t e B on d 448,057 389,604 390,503 412,467 424,325 Total financial debt 38,580 36,949 37,871 40,901 42,509 Accounting record (IFRIC) for the sale of economic rights of Norvial 9,623 10,404 14,834 16,823 16,754 Leasings (IFRS 16) 496,259 436,958 443,208 470,191 483,589 Total 52 , 69 4 46 , 21 8 278,046 119,301 Less than 1 year B e t w een 1 a n d 2 y e a r s B e t w een 2 a n d 5 y e a r s M o r e t h a n 5 y e a r s Engineering & Construction 76% I n f r a es t r u c t u r e 11% R e a l E s t a te 1% E n e r g y 8% H o l d i n g 4% P e r fo rm a n c e Bond 49% Ad v a n c e P a ym e n t 26% F i n is h ed W o rk s - Performance Bond 17% Ot h e r s 8%

Consolidated Results Report - Third Quarter of 2014 Consolidated Results Report - 2Q2024 Infrastructure Revenues Infrastructure revenues in 2Q2024 increased 8.4% vs. 2Q2023, mainly due to higher menon (S/ . 20 . 7 MM) and Norvial for higher traffic and execution of works . As of 2 Q 2024 , 41 % of the Infrastructure business' revenues correspond to Line 1 , 26 % to UNNA Transporte and 23 % to Norvial . Norvi a l in 2Q2024. The increase in revenues in 2Q2024 was mainly due to higher traffic compared to 2Q2023 and higher execution of complementary works. 2 Q 2023 to S/ . 29 . 8 MM in 2 Q 2024 , with an increase of 3 . 0 % of vehicles transiting the road . Additionally, revenues from heavyweight traffic increased 10 . 3 % from S/ . 71 . 6 MM in 2 Q 2023 to S/ . 79 . 0 MM in 2 Q 2024 , with an increase of 5 . 8 % of vehicles transiting the road . Traffic during 1 S 23 was affected by rains in the north of the country and road blockades in line with social protests . Line 1 of the Lima Metro Line 1 Revenues remained stable in 2 Q 2024 compared to 2 Q 2023 . Revenues in - creased due to the increase in additional kilometers, offset by higher capital amorti - zation applied to the long - term account receivable that is considered in the sale by accounting standards and by the indexation of the tariff due to lower WPI (price index) . The Gross Profit from the Infrastructure area increased 14 . 7 % from S/ . 103 . 1 MM in 2 Q 2023 to S/ . 118 . 3 MM in 2 Q 2024 , reporting a gross margin of 23 . 4 % as of 2 Q 2024 . During 2 Q 2023 , the lower margin is mainly explained by higher operating costs in Line 1 and Norvial related to higher maintenance . Likewise, during 2 Q 2024 Norvial recorded better margins related to higher traffic . Administrative Expenses increased 25 . 4 % in 2 Q 2024 compared to 2 Q 2023 , reach - ing 4 . 0 % of sales compared to 3 . 4 % at the end of 2 Q 2023 . The increase was mainly due to Norvial and studies associated with the development of new businesses . Net Financial Expenses decreased 32.4% in 2Q2024 compared to 2Q2023 from S/. 10.0 MM to S/. 6.8 MM. The decrease was mainly due to the reduction of financial expenses in Norvial. The Exchange Difference is explained in Survial by the exposure in dollars of an account receivable and the appreciation of the dollar in the period. Net Income reached S/ . 47 . 8 MM in 2 Q 2024 , reporting an increase of 34 . 6 % com - pared to 2 Q 2023 . This is explained by the results described above, registering a net margin of 9 . 5% , higher than the 7 . 6 % margin of 2 Q 2023 . Adjusted EBITDA was S/ . 168 . 3 MM in 2 Q 2024 , with an EBITDA margin of 33 . 4% . Of the total EBITDA of the Infrastructure area, 58 % corresponds to Line 1 of the Lima Metro and 41 % to Norvial . I n c o m e S tate m e n t ( T hou sa nd s o f S / ) 2 Q 202 3 2 Q 202 4 Var Revenues 465,757 504,679 revenues from Survial for higher execution of works related to the El Niño Pheno - GROSS PROFIT 103,089 1 18 Administrative expenses Other income and expenses, net (15,907) 419 O PE R A T I O N A L I N CO M E 87,6 0 1 ( 9 , Financial (expense) income, net Participation in Associates Exchange rate difference Norvial's Revenues increased 14.6% from S/. 102.3 MM in 2Q2024 to S/. 117.2 MM PROFIT BEFORE INCOME TAX Income tax Non - controlling interest NET INCOME Revenues from lightweight vehicles increased 7.3% in 2Q2024 from S/. 27.8 MM in EBITDA Adjusted EBITDA F i n an Gross Margin O p er a t in g M a r g i n Net Margin EBITDA Fi 2Q 2024 Norvial ( M S/) 2Q 2023 117,196 102,279 Revenues 108,727 99,360 Revenues from operation 29,775 27,751 - Lightweight vehicles 78,952 71,609 - Heavyweight vehicles 8,469 2,919 Construction Revenues 68,831 59,316 EBITDA 67,585 59,291 EBITDA from operation 1,246 25 EBITDA from construction 3,548,901 3,446,571 Lightweight traffic (units) 2,312,494 2,186,529 Heavyweight traffic (units) 2Q 2024 Line 1 (M S/) 2Q 2023 205,540 204,678 Revenues 205,540 204,678 Revenues from operation 133,505 134,924 PKT2 73,968 74,752 PKT3 5,321 486 PKTA - - Construction Revenues 98,209 93,887 EBITDA 98,209 93,887 EBITDA from operation - - EBITDA from construction 2,539,370 2,417,949 Total km travelled 44 44 Trains (units) Page 9

Consolidated Results Report - Third Quarter of 2014 Consolidated Results Report - 2Q2024 Infrastructure Backlog . The Infrastructure Area reported a Backlog of US$ 510.9 MM in 2Q2024, and a total of US$ 253.1 MM of recurrent businesses in Norvial. The total Backlog will be executed as follows : US $ 95 . 5 MM in 2024 , US $ 172 . 2 MM in 2025 , and US $ 243 . 3 MM in 2026 onwards . In Norvial, US $ 38 . 8 MM will be executed in 2024 , US $ 82 . 2 MM in 2025 , and US $ 132 . 1 MM in 2026 onwards . Backlog (Million of US$) as of 2Q2024 Revenues (Million of S/) EBITDA (Million of S/) Net Income (Million of S/) 2 Q 20 2 3 2 Q 20 2 4 2 Q 20 2 3 2 Q 20 2 4 2 Q 2 0 2 3 2 Q 2 0 2 4 117 132 206 48 Norvial U N N A T r a n s p o r te L í n ea 1 Survial/Canchaque 69 1 98 N or v i a l U N N A T r a n s p o r te Línea 1 Survial/Canchaque - 1 10 - 2 30 - 4 Norvial U N N A T r a n s p o r te L ín ea 1 S u r vial/Canchaq u e 17 30 3 N o r v i a l U N N A T r a n s p o r te L í n ea 1 - 2 Survial/Canchaque 561 535 536 537 511 237 232 246 247 253 - 20 0 40 0 60 0 80 0 1 , 00 0 2 Q 202 3 3 Q 202 3 4 Q 202 3 1 Q 202 4 2 Q 202 4 Backlog Norvial Page 10

Consolidated Results Report - Third Quarter of 2014 P a ge 11 to 2 Q 2023 due to higher storage (from 6 , 343 MBLS to 7 , 409 MBLS) and dispatch volumes (from 3 , 729 MBLS to 4 , 471 MBLS) . The Gross Profit of the Energy area increased from S/ . 43 . 2 MM in 2 Q 2023 to S/ . 70 . 3 MM in 2 Q 2024 , reporting a gross margin of 19 . 9 % in 2 Q 2024 . The increase is mainly explained by better results at the Gas Plant related to the maquila service provided to Petroperu and to the Storage & Distribution business due to an increase in storage and dispatch . Administrative Expenses were 1 . 8 % higher in 2 Q 2024 compared to 2 Q 2023 , reaching 2 . 3 % of sales compared to 2 . 6 % at the end of 2 Q 2023 . This was due to lower personnel costs . Financial Expenses increased by 31 . 8 % related to the US $ 15 MM loan from Holding for the investment in the Upstream business . The Exchange Difference is mainly explained by the dollar position of assets and liabilities . Net Income reached S/ . 29 . 9 MM in 2 Q 2024 , reporting an increase of 60 . 5 % compared to 2 Q 2023 . This is explained by the results described above, registering a net margin of 8 . 4% , higher than the 6 . 0 % margin of 2 Q 2023 . EBITDA was S/ . 113 . 9 MM in 2 Q 2024 , with an EBITDA margin of 32 . 2% . Revenues (Million of S/.) 2Q2023 vs 2Q2024 EBITDA (Million of S/.) 2Q2023 vs 2Q2024 Net Income (Million of S/.) 2Q2023 vs 2Q2024 Backlog The Backlog of the Energy Area as of 2Q2024 was US$ 740.1 MM. The total Backlog will be executed as follows: US$ 107.9 MM in 2024, US$ 231.0 MM in 2025, and US$ 401.2 MM in 2026 onwards. Backlog (Million of US$) as of 2Q2024 Consolidated Results Report - 2Q2024 Energy Energy Business Revenues increased by 13 . 8 % from S/ . 311 . 0 MM in 2 Q 2023 to S/ . 353 . 9 MM in 2 Q 2024 , mainly due to the higher oil production and price in the Upstream business and the higher income in the Gas Plant related to the maquila service provided to Petroperu . As of 2 Q 2024 , 66 % of sales correspond to the Upstream Services business, 13 % to the Gas Plant, 13 % to the Storage & Distribution Business, and 8 % to the operation of the Pisco Camisea fuel terminal in association with Oil Tanking . Upstream Services Revenues in 2 Q 2024 were 12 . 6 % higher than those reported in 2 Q 2023 . The average oil price increased from US $ 78 . 52 /bbl in 2 Q 2023 to US $ 82 . 69 /bbl in 2 Q 2024 , with average BPD production of 3 , 751 BPD in 2 Q 2023 and 4 , 038 BPD in 2 Q 2024 . Production in 1 S 2023 was impacted by the rains in the north of the country . Revenues associated with the Gas Plant increased 20 . 0 % in 2 Q 2024 compared to 2 Q 2023 , mainly due to the maquila service provided to Petroperu . This was partially offset by lower gas processing in 2 Q 2024 , from 29 . 73 MMPCD in 2 Q 2023 to 23 . 88 MMPCD in 2 Q 2024 . Likewise, the LPG price in 2 Q 2024 was US $ 56 . 72 /bbl . Var % 2Q2024 2Q2023 I n c o m e S tate m e n t ( T hou sa nd s o f S / ) 13.8% 353,937 310,992 Revenues 62.8% 70,319 43,201 G R O S S P R O FI T 1.8% (8,091) (7,945) Administrative expenses - 17.2% 529 639 Other income and expenses, net 74.8% 62,757 35,895 OPERATIONAL INCOME 31.8% (13,256) (10,060) Financial (expense) income, net 2.9% 1,631 1,585 Participation in Associates 154.9% (2,339) 4,262 Exchange rate difference 54.0% 48,793 31,682 PROFIT BEFORE INCOME TAX 54.5% (15,028) (9,724) Income tax - 16.0% (3,872) (3,337) Non - controlling interest 60.5% 29,893 18,621 NET INCOME 13.0% 113,928 100,841 EBITDA 2Q2024 2Q2023 Financial Ratios 19.9% 13.9% Gross Margin 17.7% 11.5% Operating Margin 8.4% 6.0% Net Margin 32.2% 32.4% EBITDA Margin Revenues related to the Storage and Distribution business increased 3.3% in 2Q2024 compared Financial Liabilities 131 , 33 2 115 , 65 5 2Q 2024 2Q 2023 Energy Business (M S/) 353,937 310,992 Revenues 113,928 100,841 EBITDA Upstream Services 233,604 207,525 Revenues 69,634 58,895 EBITDA 4,038 3,751 Oil production (Bpd average) 4.43 4.12 Gas production (MCFPD average ) 82.69 78.52 Oil price (average US$) Natural Gas Plant 45,121 37,605 Revenues 16,108 15,745 EBITDA 23.88 29.73 MMCFPD (average) 56.72 53.43 LPG price (average US$) 83.66 85.12 CNG price (average US$) Terminales (Storage and Distribution) 45,082 43,652 Revenues 16,250 15,735 Distribution Revenues 28,831 27,917 Storage Revenues 19,197 14,727 EBITDA 311 354 2 Q 202 3 2 Q 202 4 101 114 2 Q 202 3 2 Q 202 4 19 30 2 Q 202 3 2 Q 202 4 721 720 677 675 740 300 200 100 - 50 0 40 0 80 0 70 0 60 0 90 0 2 Q 202 3 3 Q 202 3 4 Q 202 3 1 Q 202 4 2 Q 202 4

Consolidated Results Report - Third Quarter of 2014 Consolidated Results Report - 2Q2024 Real Estate Revenues in 2 Q 2024 were 18 . 9 % lower than those reported in 2 Q 2023 , mainly due to the sale of a land in Almonte for S/ . 23 . 9 MM in 2 Q 2023 . We have a total of 8 projects in execution in the housing sector : Los Parques del Callao, Los Parques del Mar, Los Parques Comas Club Residencial, Los Parques de Comas Villas, Los Parques de Comas Techo Propio, Los Parques de Carabayllo, Parques de Huancayo, and Parques de Piura . 90% of the projects are being executed in Lima, while 10% are being executed in the prov - ince. The decrease in Gross Profit in 2 Q 2024 ( - 33 . 1% ) is mainly explained by a higher margin related to the sale of industrial lots in Almonte in 2 Q 2023 , partially offset by higher social housing deliveries in Comas in 2 Q 2024 . Gross Margin went from 37 . 5 % in 2 Q 2023 to 30 . 9 % in 2 Q 2024 . Administrative Expenses in 2 Q 2024 decreased by 18 . 1 % compared to 2 Q 2023 , mainly due to lower personnel costs . The lower Net Financial Expenses in 2 Q 2024 are explained by lower interest due to the reduction of working capital debt, partially offset by lower financial income recorded in 2 Q 2024 related to the industrial lots business . Considering the net position of assets and liabilities in dollars, there is a negative impact in the exchange difference in line with the appreciation of the dollar . Net Income went from S/. 5.5 MM in 2Q2023 to S/. 2.3 MM in 2Q2024. Adjusted EBITDA was S/. 21.6 MM in 2Q2024, with a margin of 28.2%. Backlog The Backlog of the Real Estate Area as of 2 Q 2024 was US $ 32 . 9 MM . The projects included in the Backlog are : Los Parques de Comas, Los Parques del Callao, Parques de Huancayo, Los Parques de Carabayllo, Los Parques del Mar, among others . The total of the Backlog will be executed as follows: US$ 27.8 MM in 2024 and US$ 5.1 MM in 2025. Backlog (Million of US$) as of 2Q2024 Revenues (Million of S/) 2Q2023 vs 2Q2024 EBITDA (Million of S/) 2Q2023 vs 2Q2024 Net Income (Million of S/) 2Q2023 vs 2Q2024 Housing units delivered and sold Delivered Housing Units 2Q2023 2Q2024 Delivered Housing Units 372 370 Affordable Housing 2 5 Traditional Housing 1 1 Others Delivered Housing Units (M S/) 65,612 66,383 Affordable Housing 677 1,666 Traditional Housing 10,248 26,324 Others 94 77 2 Q 202 3 2 Q 202 4 33 22 2 Q 202 3 2 Q 202 4 6 2 2 Q 202 3 2 Q 202 4 327 299 461 231 144 2 Q 2 3 1 Q 2 4 2 Q 2 4 3 Q 2 3 4 Q 2 3 Delivered Housing Units S old H ou s in g Units 157 230 183 95 143 51 Page 12 45 41 34 33 - 2 0 4 0 6 0 8 0 2 Q 202 3 3 Q 202 3 4 Q 202 3 1 Q 202 4 2 Q 202 4

Consolidated Results Report - Third Quarter of 2014 Consolidated Results Report - 2Q2024 Engineering and Construction The Engineering and Construction Area reflected a 2.1% increase in sales in 2Q2024 vs. 2Q2023, due to the higher production volume in the projects under execution mainly in Morelco for the the construction of the new Jorge Chavez Airport Terminal, the San Gabriel project with Buena - project which ended in January 2024. Administrative Expenses in 2 Q 2024 were similar to 2 Q 2023 , reaching 4 . 7 % of sales vs . 4 . 8 % of sales in 2 Q 2023 . The Other Operating Expenses line in 2 Q 2024 records the adjustment of the provision for the INDECOPI fine for S/ 2 . 2 MM due to the update of the tax unit (S/ 4 . 0 MM in 2 Q 2023 ) and the sale of machinery . As a consequence of the results explained above, the operating result was - S/. 38.7 MM in 2Q2024, with an operating margin of – 3.3%. Financial Expenses decreased 35 . 9 % in 2 Q 2024 , from S/ . 22 . 9 MM in 2 Q 2023 to S/ . 14 . 7 MM in 2 Q 2024 . This is mainly explained by lower financial expenses in Cumbra Peru and Vial and Vives - DSD related to debt amortization . The Exchange Rate Difference is mainly explained by the dollar position of assets and liabilities and the depreciation of the currency . The Business Unit Net Loss was S/. 68.8 MM in 2Q2024, with a Net Margin of – 5.9%. EBITDA was - S/ . 29 . 4 MM in 2 Q 2024 , equivalent to a margin of – 2 . 5% , explained by the operating results described above . Backlog . The Engineering and Construction Area reported a backlog of US $ 389 . 0 MM as of 2 Q 2024 , which will be executed as follows : US $ 279 . 5 MM in 2024 , US $ 107 . 0 MM in 2025 , and US $ 2 . 5 MM in 2026 onwards . As of June 2024 , the Mancoraland contract was excluded from the backlog because the client decided not to continue with the project . Backlog by Type of Contract Backlog (Million of US$) as of 2Q2024 Revenues (Million of S/.) 2Q2023 vs 2Q2024 EBITDA (Million of S/.) 2Q2023 vs 2Q2024 Net Income (Million of S/.) 2Q2023 vs 2Q2024 I n c o m e S tate m e n t ( T hou sa nd s o f S / ) 2 Q 202 3 2 Q 202 4 Var Reve nu es 1,138,68 4 1,162,91 1 G R O S S P R O F I T 19,41 7 1 Santa Monica project with Ecopetrol in Colombia and in Cumbra Peru for the project with LAP for Administrative expenses Other income and expenses, net (54,262) (4,956) O PE R A T I O N A L IN C O M E ( 39,8 0 1 ventura, and the project with Parque Arauco for the La Molina Shopping Center. This was partially Financial (expense) income, net (2 2 offset in Cumbra Peru by the Quellaveco project and in Vial y Vives - DSD by the Quebrada Blanca Participation in Associates Exchange rate difference PROFIT BEFORE INCOME TAX Income tax Non - controlling interest Gross Profit decreased 4.8% in 2Q2024, decreasing the area's gross margin from 1.7% in 2Q2023 NET INCOME to 1.6% in 2Q2024. The lower gross profit recorded in 2Q2024 was mainly due to the lower profit recorded in Morelco from the Santa Monica project with Ecopetrol. During 2023, the E&C business EBITDA F i n a n c recognizes the profit of the projects by the percentage - of - completion method; however, starting in 2024, the profit is recognized by the recourse method, in which the normalized margin is recog - Gross Margin EBIT D A nized upon completion of each of the projects. This was partially offset by the higher profit record - Operating Margin ed at Cumbra Peru for the San Gabriel project and Workshop Maintenance, and at Vial and Vives - Net Margin DSD for the Quebrada Blanca project with Teck. In June 2024, Teck recognized certain items under Fin review to Vial y Vives - DSD. 1,039 1,101 99 62 2Q2023 Cumbra Ingeniería 2Q2024 C u m b ra - 33 - 32 3 2 2 Q 202 3 2 Q 202 4 C u m b ra C u m b ra I n g e n i er í a 0 0 2Q2023 - 78 2Q2024 - 69 Cumbra Cumbra Ingeniería 809 666 704 614 389 - 25 0 50 0 75 0 1,00 0 1,25 0 2 Q 202 3 3 Q 202 3 4 Q 202 3 1 Q 202 4 2 Q 202 4 E P C 25% Page 13 U ni t Pr i ces 65% C o s t + FEE 4% L u m p S U M 6%

Consolidated Results Report - Third Quarter of 2014 Appendix: Balance Sheet per Company Figures in Thousands of S/ Consolidated Results Report - 2Q2024 Appendix: Profits & Losses Statement per Company Figures in Thousands of S/. Revenues G R O S S P R O F I T 117 , 1 9 6 44,487 39,036 (416) 131,857 5,021 8 , 6 0 8 2,522 205 , 5 4 0 65,198 2 , 4 4 2 1,477 353,937 1,101,361 61,550 76,537 1,968,501 70,319 12,171 6,319 23,687 244,036 (104,464) (7,395) (5,446) (49,016) (8,091) (469) (6,141) (1,029) (6,628) (1,265) (4,419) Administrative expenses (456) 955 8 (2,698) 529 (1) 333 (25) 3 (653) 352 Other income and expenses, net 62,757 (39,543) 881 17,247 139,116 1,007 59,390 1,468 (1,604) (2,334) 40,420 OPERATIONAL INCOME (100,684) (710) (379) (14,272) (13,256) 313 (795) (88) (30) 221 (6,371) Financial (expense) income, net 1,630 - - - 1,631 - - - - - - Participation in Associates (19,300) (1,560) 174 (4,457) (2,339) (2) (1,498) (14) (186) 4,467 48 Exchange rate difference 48,793 (58,272) 676 14,977 20,762 1,318 57,097 1,366 (1,820) 2,354 34,097 PROFIT BEFORE INCOME TAX (58,025) (4,773) (226) (11,283) (15,028) (391) (17,757) (290) (350) (789) (8,977) Income tax (29,626) (7,911) (48) 335 (3,872) - (9,835) - 33 - (8,290) Non - controlling interest (66,889) 2,293 402 (69,220) 29,893 927 29,505 1,076 (2,137) 1,565 16,830 NET INCOME EBITDA A DJ U S T E D E B I T D A 68,831 (2,273) 1,012 1,530 59,578 1,030 113,928 (31,748) 2,335 20,063 235,345 98,209 21,590 275,503 Income Statement (Thousands of S/) Engineering & Construction C U M BR A CUMBRA Ingenieria UNNA En er g ia TOTAL A E N Z A N O R V I A L S U R V I A L U NN A T r a n s po r te C A N C H A Q U E LI N E A 1 L A C H I R A Infrastructure Energy V I VA Real Estate Ingenieria TOTAL AENZA Real Estate VIVA Engineering & Construction CUMBRA CUMBRA Energy UNNA Energia Infrastructure SURVIAL UNNA CANCHAQUE LINEA 1 LA CHIRA Transporte NORVIAL Balance Sheet (Thousands of S/) 765,845 160,101 5,341 121,562 94,237 4,065 125,666 2,203 14,582 4,845 109,985 Cash and Cash Equivalents 2,129,742 235,518 114,296 1,125,101 183,999 1,984 182,029 5,723 90,393 30,257 8,967 Other Current Assets 2,895,587 395,619 119,637 1,246,663 278,236 6,049 307,695 7,926 104,975 35,102 118,952 Current Assets 3,030,108 184,833 6,785 701,213 682,788 24,004 773,461 103 16,274 22,359 219,406 Non Current Assets 5,925,695 580,452 1,947,876 126,422 961,024 30,053 1,081,156 8,029 121,249 57,461 338,358 Total Assets 202,187 14,814 1,127 20,141 39,110 5 29,470 64 14,782 64 49,455 Borrowings 1,764,084 114,673 95,973 1,284,534 236,653 1,563 101,452 2,807 76,466 36,860 71,397 Other Current Liabilities 1,966,271 129,487 97,100 1,304,675 275,763 1,568 130,922 2,871 91,248 36,924 120,852 Current Liabilities 1,701,960 71,713 38 95 76,545 121 597,267 - - - 107,338 Borrowings 839,456 0 98 135,980 118,732 27,437 96,722 493 6,113 - 5,956 Other Non Current Liabilities 2,541,416 71,713 136 136,075 195,277 27,558 693,989 493 6,113 - 113,294 Non Current Liabilities 4,507,687 201,200 1,440,750 97,236 471,040 29,126 824,911 3,364 97,361 36,924 234,146 Total Liabilities Equity attributable to controlling interest in 1,190,924 292,234 26,106 504,878 454,767 927 192,184 4,664 23,888 20,536 69,822 the Company 227,084 87,018 3,080 2,248 35,217 - 64,061 1 0 1 34,390 Non - controlling Interest 1,418,008 379,252 507,126 29,186 489,984 927 256,245 4,665 23,888 20,537 104,212 Total Equity 5,925,695 580,452 1,947,876 126,422 961,024 30,053 1,081,156 8,029 121,249 57,461 338,358 Total Liabilities and Equity Page 14

Consolidated Results Report - Third Quarter of 2014 Consolidated Results Report - 2Q2024 Appendix: Backlog Report to 2Q2024 Figures in Thousands of US$ Page 15 Appendix: Recurrent Businesses Report to 2Q2024 Figures in Thousands of US$ A nnual B a c k log B a c k log To t al N e w R e qu e s t s Executed Backlog I ni t ial B a c k log Company 2026+ 2025 2024 2 Q - 202 4 1 Q - 202 4 TOTAL 14,437 9,272 4,539 28,248 1,930 2,483 4,413 4,543 28,378 SURVIAL 0 463 1,373 1,837 - 913 1,781 868 2,256 3,224 CANCHAQUE 1,542 1,028 628 3,198 214 510 725 636 3,110 L A CHI R A 162,215 108,143 53,940 324,298 16,028 23,015 39,043 53,568 338,823 LINE 1 - LIMA METRO 65,065 53,259 35,003 153,326 - 2,320 18,535 16,215 25,347 162,458 U NN A T RA N S P OR T E 243,259 172,166 95,483 510,908 14,940 46,324 61,265 86,350 535,993 INFRASTRUCTURE 0 94,378 171,564 265,942 - 56,912 12,311 - 44,601 166,956 477,499 CUMBRA 0 0 22,287 22,287 7,329 4,000 11,329 31,994 42,952 VyV - DSD 0 7,798 75,247 83,045 - 6,327 3,960 - 2,367 86,285 171,696 MORELCO 2,515 4,852 10,364 17,731 7,607 16,349 23,956 17,844 11,619 CUMBRA INGENIERÍA 2,515 107,027 279,463 389,005 - 48,303 36,620 - 11,683 303,078 703,766 E N G I N EE R I NG & C O N S T R UC T I O N 0 5,125 27,788 32,913 1,710 1,684 3,394 11,934 41,453 VIVA 0 5,125 27,788 32,913 1,710 1,684 3,394 11,934 41,453 R E A L E S T A TE - 49,681 - 42,177 - 22,582 - 114,440 9,841 4,687 14,528 0 - 128,968 Eliminations 196,094 242,141 380,151 818,386 - 21,812 89,316 67,504 401,362 1,152,244 TOTAL

Consolidated Results Report - Third Quarter of 2014 Consolidated Results Report - 2Q2024 Appendix: Corporate Structure (1) (2) (3) In June 2018, AENZA transferred economic rights over 48.8% of the share capital of Red Vial 5 S.A. The company continues to possess voting rights over Red Vial 5 .S.A. 43.3% of the share capital in Viva which was owned by our subsidiary Cumbra was transferred to AENZA S.A.A. in 4Q2022. 100% of Cumbra Ingenieria shares of AENZA have been assigned to a trust formed in benefit of the Peruvian state to secure the company’s contingent obligation to pay compensation in compliance with Law 30737. 95 . 00 % E n e r gy Page 16 75 . 00% 100 . 00% 99 . 96% 67 . 00% ¹

Consolidated Results Report - Third Quarter of 2014 Consolidated Results Report - 2Q2024 Notes to the Consolidated Results Report i) EBITDA As of the information reported in the prospectus regarding the shares issuance registered before the SEC, the international market practice for the EBITDA calculation has been adopted . The EBITDA calculation will start from the net income, figure to which the tax - es, exchange rate differences and interests expenses will be returned to, whilst the depreciation and amortization will be added . This report includes, besides the EBITDA, the adjusted EBITDA, which is calculated as follows : Real Estate EBITDA : the proportional part of the land component of the units delivered during the period, will be added ; Metro de Lima : the financial expenses of the bond considered in the cost of sales by accounting standards, as well as the capital amortization applied to the corresponding long - term account receivable that is considered in the revenues by accounting stand - ards, will be added . ii) Backlog As of the information reported in the prospectus regarding the shares issuance registered before the SEC, the reporting method of the company’s Backlog will have modifications in the Infrastructure and Real Estate segments according to what is following de - scribed . Engineering and Construction will continue to report their backlog according to the local market, therefore the total signed contracts will be reported . Infrastructure : the Oil & Gas business and the Norvial toll road are not included as backlog Real Estate : only the sold units which are pending of delivery are reported as backlog Page 17 Contact: Investor Relations relacion.inversionistas@aenza.com.pe www.aenza.com.pe